Filed Pursuant to Rule 424(b)(2)
Registration No. 333-147829

CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Amount to be registered	Maximum offering price per unit(1)	Maximum aggregate offering price(2)	Amount of registration fee(3)
Class A common stock, without par value	36,303	$28.71	$1,042,259.13	$74.31

(1)	Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, the maximum offering price per unit was calculated as the average of the high and low sales prices of shares of Kraft Foods Class A common stock as quoted on the New York Stock Exchange on February 9, 2010.
(2)	Pursuant to Rule 457(c) under the Securities Act, and solely for the purpose of calculating the registration fee, the maximum aggregate offering price was calculated as the product of (i) 36,303 shares of Kraft Foods Class A common stock and (ii) $28.71, the maximum offering price per unit.
(3)	The amount of the filing fee, calculated in accordance with Rules 457(c) and 457(r) under the Securities Act, equals $71.30 per million of dollars of the proposed maximum offering price. The amount of such registration fee was previously paid by Kraft Foods Inc. in connection with the payment of the $948,884.20 fee paid in respect of the preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on November 9, 2009.

Prospectus Supplement to Prospectus dated February 12, 2010

36,303 Shares

Kraft Foods Inc.

Class A Common Stock

This prospectus supplement relates to 36,303 shares of Class A common stock, without par value, of Kraft Foods Inc., which we refer to as “common stock” or “Kraft Foods common stock.” All of the shares being offered hereby will be sold by or for the benefit of certain former securityholders of Cadbury plc. Kraft Foods Inc. will not receive any of the proceeds from the sale of these shares.

The price of the common stock will be based upon market prices prevailing at the time of sale. The common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “KFT.” The last reported sale price of the common stock on February 11, 2010 was $28.99 per share.

The mailing address of our principal executive offices is Three Lakes Drive, Northfield, Illinois 60093.

See “Risk Factors” beginning on page S-3 of this prospectus supplement to read about important factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated February 12, 2010.

Prospectus Supplement

About This Prospectus Supplement	ii
Presentation of Financial Information	ii
Cautionary Statement Regarding Forward-Looking Statements	ii
Summary of the Offering	S-1
About Kraft Foods	S-2
Risk Factors	S-3
Background of this Offering	S-10
Use of Proceeds	S-11
Unaudited Pro Forma Financial Information	S-12
Summary of Significant Differences Between IFRS and U.S. GAAP	S-24
Selling Shareholders	S-27
Plan of Distribution	S-29
Validity of the Common Stock	S-30

Prospectus

About this Prospectus	1
About the Company	1
Where You Can Find More Information	2
Incorporation by Reference	2
Cautionary Statement Regarding Forward-Looking Statements	4
Use of Proceeds	5
Ratio of Earnings to Fixed Charges	6
Description of Debt Securities	7
Description of Common Stock	18
Plan of Distribution	20
Experts	21
Validity of the Securities	22

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any permitted free writing prospectus we have authorized for use with respect to this offering. No one has been authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement contains the terms of this offering of common stock. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the accompanying prospectus. If information contained in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to under the caption “Where You Can Find More Information” in the accompanying prospectus and in the section of the accompanying prospectus entitled “Incorporation by Reference.”

Unless otherwise indicated or the context otherwise requires, references in this prospectus supplement to “Kraft Foods,” the “Company,” “we,” “us” and “our” refer to Kraft Foods Inc. and its subsidiaries. References in this prospectus supplement to “Cadbury” refer to Cadbury plc and its subsidiaries. We refer to Kraft Foods and its subsidiaries, including Cadbury and its subsidiaries, after the completion of the Cadbury acquisition as the combined company. Trademarks and servicemarks in this prospectus supplement and the accompanying prospectus appear in italic type and are the property of or licensed by us.

In this prospectus supplement, references to “$,” “U.S. dollars” and “dollars” are to the lawful currency of the United States and references to “£,” “pounds sterling,” “pounds” and “pence” are to the lawful currency of the United Kingdom.

PRESENTATION OF FINANCIAL INFORMATION

Kraft Foods’ financial statements included or incorporated by reference in the accompanying prospectus have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Cadbury’s financial statements included or incorporated by reference in the accompanying prospectus have been prepared in accordance with International Financial Reports Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS differs from U.S. GAAP in a number of significant respects. For a discussion of certain significant differences between IFRS and U.S. GAAP, please see the section of this prospectus supplement entitled “Summary of Significant Differences Between IFRS and U.S. GAAP.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus supplement or the accompanying prospectus may constitute “forward-looking statements.” All statements in this prospectus supplement or the accompanying prospectus, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from those indicated in any such statements. Such factors include, but are not limited to, continued volatility of input costs, pricing actions, increased competition, our ability to differentiate our products from retailer brands, unanticipated expenses in connection with litigation, settlement of legal disputes, regulatory investigations or enforcement actions, our indebtedness and ability to pay our indebtedness, the shift in consumer preference to lower priced products, risks from operating outside the United States, tax law changes, failure to realize the expected benefits of the acquisition of Cadbury, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined company following the completion of the acquisition of Cadbury. For additional information on these and other factors that could affect our forward-looking statements, please also see the section of this prospectus supplement entitled “Risk Factors” and the risk factors in our filings with the SEC, including our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K incorporated by reference in the accompanying prospectus. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this prospectus supplement or the accompanying prospectus except as required by applicable law or regulation.

ii

SUMMARY OF THE OFFERING

The following summary contains basic information about this offering and our common stock. It does not contain all the information that is important to you. For a more complete understanding of this offering and our common stock, we encourage you to read this entire prospectus supplement and the accompanying prospectus, including the information contained in the section entitled “Description of Common Stock,” and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Common stock offered by the selling shareholders	36,303 shares.

Common stock outstanding as of February 4, 2010	1,479,372,836 shares.

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling shareholders. Please see the section of this prospectus supplement entitled “Use of Proceeds.”

Risk factors	Please see the section of this prospectus supplement entitled “Risk Factors” and the other information contained in this prospectus supplement and incorporated by reference in the accompanying prospectus, including our most recent annual report on Form 10-K, as updated by our current report on Form 8-K filed with the SEC on November 9, 2009, our quarterly reports on Form 10-Q and other SEC filings filed after such annual report, for a discussion of factors you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange symbol	KFT.

ABOUT KRAFT FOODS

We manufacture packaged food products, including snacks, beverages, cheese, convenient meals and various packaged grocery products, and market such products to consumers in approximately 160 countries.

We are a Virginia corporation with principal executive offices at Three Lakes Drive, Northfield, IL 60093. Our telephone number is (847) 646-2000 and our Internet website is www.kraftfoodscompany.com. Except for the documents incorporated by reference in the accompanying prospectus as described in the section entitled “Incorporation by Reference” in the accompanying prospectus, the information and other content contained on our website are not incorporated by reference in this prospectus supplement or the accompanying prospectus, and you should not consider them to be a part of this prospectus supplement or the accompanying prospectus.

RISK FACTORS

The purchase of our common stock involves various risks, including the risks described below and in the documents we incorporate by reference in the accompanying prospectus. You should carefully consider these risks and the other information contained in this prospectus supplement before deciding to purchase our common stock. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations, financial condition and liquidity.

Risk Factors Relating to Our Business and the Business of the Combined Company

We operate in a highly competitive industry, which may affect our profitability.

The food industry is highly competitive. We compete based on price, product innovation, product quality, brand recognition and loyalty, effectiveness of marketing, promotional activity and the ability to identify and satisfy consumer preferences.

From time to time, we may need to reduce our prices in response to competitive and customer pressures and to maintain our market share. Competition and customer pressures may also restrict our ability to increase prices in response to commodity and other input cost increases. Our results of operations will suffer if profit margins decrease, as a result of a reduction in prices, increased input costs or other factors, and if we are unable to increase sales volumes to offset those profit margin decreases.

Retailers are increasingly offering retailer brands that compete with some of our products. It is important that our products provide higher value and/or quality to our consumers than less expensive alternatives. If the difference in value or quality between our products and those of retailer brands narrows, or if such difference in quality is perceived to have narrowed, then consumers may not buy our products. Furthermore, during periods of economic uncertainty, such as have been experienced in the recent past and may be experienced in the future, consumers tend to purchase more retailer brands or other economy brands, which could reduce sales volumes of our products or shift our product mix to our lower margin offerings. If we are not able to maintain or improve our brand image or value proposition, it could have a material effect on our market share and our profitability.

We may also need to increase spending on marketing, advertising and new product innovation to protect existing market share or increase market share. The success of our investments is subject to risks, including uncertainties about trade and consumer acceptance. As a result, our increased expenditures may not maintain or enhance market share and could result in lower profitability.

The consolidation of retail customers, the loss of a significant customer or a material reduction in sales to a significant customer could affect our operating margins, our profitability, our sales and our results of operations.

Retail customers, such as supermarkets, warehouse clubs and food distributors in the United States, the European Union and our other major markets, continue to consolidate. These consolidations have produced large, sophisticated customers with increased buying power. These larger retailers, capable of operating with reduced inventories, can resist price increases and demand lower pricing, increased promotional programs and specifically tailored products. They also may use shelf space currently used for our products for their own retailer brands. The consolidation of retail customers also increases the risk that a severe adverse impact on their business operations could have a corresponding material adverse effect on us. Also, our retail customers may be affected by recent economic conditions. For example, they may not have access to funds or financing and that could cause them to delay, decrease or cancel purchases of our products, or to not pay us or to delay paying us for previous purchases.

During 2008, our five largest customers accounted for approximately 27% of our net revenues, with our largest customer, Wal-Mart Stores, Inc., accounting for approximately 16% of our net revenues. There can be no assurance that all significant customers will continue to purchase our products in the same quantities that they have in the past. The loss of any one of our significant customers or a material reduction in sales to a significant customer could have a material adverse effect on our sales and results of operations.

Increased price volatility for commodities we purchase may affect our profitability.

We are a major purchaser of commodities, including dairy, coffee, cocoa, wheat, corn products, soybean and vegetable oils, nuts, meat products, and sugar and other sweeteners. We also use significant quantities of plastic, glass and cardboard to package our products, and natural gas for our factories and warehouses. Price volatility for commodities we purchase has increased due to conditions outside of our control, including recent economic conditions, currency fluctuations, availability of supply, weather, consumer demand and changes in governmental agricultural programs. Although we monitor our exposure to commodity prices as an integral part of our overall risk management program, continued volatility in the prices of commodities we purchase could increase the costs of our products and services, and our profitability could suffer.

Our product sales depend on our ability to predict, identify and interpret changes in consumer preferences and demand, and our ability to develop and offer new products rapidly enough to meet those changes.

Consumer preferences for food products change continually. Our success depends on our ability to predict, identify and interpret the tastes and dietary habits of consumers and to offer products that appeal to those preferences.

If we do not succeed in offering products that appeal to consumers, our sales and market share will decrease, and our profitability could suffer. We must be able to distinguish among short-term fads, mid-term trends and long-term changes in consumer preferences. If we are unable to accurately predict which shifts in consumer preferences will be long-term or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied consumer base, we must offer a sufficient array of products to satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products will decrease and our profitability could suffer.

Prolonged negative perceptions concerning the health implications of certain food products could influence consumer preferences and acceptance of some of our products and marketing programs. For example, recently, consumers have been increasingly focused on health and wellness, including weight management and sodium consumption. Although we strive to respond to consumer preferences and social expectations, we may not be successful in these efforts. Continued negative perceptions and failure to satisfy consumer preferences could decrease demand for our products and adversely affect our profitability.

Legal claims or other regulatory enforcement actions could affect our sales, reputation and profitability.

As a large food company that operates in a highly regulated, highly competitive environment with growing retailer power and a constantly evolving legal and regulatory framework around the world, we are subject to heightened risk of legal claims or other regulatory enforcement actions. Legal claims or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could adversely affect our sales, reputation and profitability.

Further, selling products for human consumption involves inherent risks. We could be required to recall products due to product contamination, spoilage or other adulteration, product misbranding or product tampering. We may also suffer losses if our products or operations violate applicable laws or regulations, or if our products cause injury, illness or death. In addition, our marketing could be the target of claims of false or deceptive advertising or other criticism. A significant product liability or other legal judgment or a related regulatory enforcement action against us, or a widespread product recall, may adversely affect our profitability. Moreover, even if a product liability or consumer fraud claim is unsuccessful, has no merit or is not pursued, the negative publicity surrounding assertions against our products or processes could adversely affect our sales, reputation and profitability.

Increased regulation could increase our costs and affect our profitability.

Food production and marketing are highly regulated by a variety of federal, state, local and foreign agencies. New regulations and changes to existing regulations are issued regularly. Increased governmental regulation of the food industry, such as proposed requirements designed to enhance food safety or to regulate imported ingredients, could increase our costs and adversely affect our profitability.

As a multinational corporation, our operations are subject to additional risks.

We generated approximately half of our 2008 sales, 43% of our 2007 sales and 40% of our 2006 sales outside the United States. The percentage of the combined company’s sales generated outside of the United States will increase in 2010 due to the acquisition of Cadbury and the anticipated sale of our frozen pizza business. With operations in over 70 countries, our operations are subject to risks inherent in multinational operations, including:

•	fluctuations in currency values;

•	unpredictability of foreign currency exchange controls;

•	discriminatory fiscal policies;

•	compliance with a variety of local regulations and laws;

•	changes in tax laws and the interpretation of such laws;

•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions; and

•	greater risk of uncollectible accounts and longer collection cycles.

In addition, certain jurisdictions could impose tariffs, quotas, trade barriers and other similar restrictions on our sales. Moreover, our business operations could be interrupted and negatively affected by economic changes, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, and other economic or political uncertainties. All of these risks could result in increased costs or decreased revenues, either of which could adversely affect our profitability.

If we are unable to expand our operations in certain emerging markets, our growth rate could be negatively affected.

In 2007, we unveiled our strategies to grow our operations with increased focus on emerging markets, especially Brazil, Russia, China and other regions of Southeast Asia. Cadbury is also in the process of expanding its emerging markets business. The success of our operations depends in part on our ability to grow our business in these and other emerging markets. In some cases, emerging markets have greater political and economic volatility and greater vulnerability to infrastructure and labor disruptions. In addition, emerging markets are becoming more competitive as other companies grow globally and local, low cost manufacturers expand their production capacities. If we are unable to increase our business in emerging markets, our market share and profitability could be adversely affected.

We may not be able to consummate proposed acquisitions or divestitures successfully or integrate Cadbury or other acquired businesses successfully.

The acquisition of Cadbury represents the largest acquisition we have made to date. From time to time, we may evaluate additional acquisition candidates in the future that would strategically fit our business objectives. If we are unable to complete acquisitions or integrate successfully and develop these businesses to realize revenue growth and cost savings, our financial results could be adversely affected. In addition, from time to time, we divest businesses that do not meet our strategic objectives, or do not meet our growth or profitability targets. Our profitability may be affected by either gains or losses on the sales of, or lost operating income from, those businesses. Also, we may not be able to complete desired or proposed divestitures on terms favorable to us. Moreover, we may incur asset impairment charges related to acquisitions or divestitures, which may reduce our profitability. Finally, our acquisition or divestiture activities may present financial, managerial and operational risks, including diversion of management attention from existing core businesses, difficulties integrating or separating personnel and financial and other systems, adverse effects on existing business relationships with suppliers and customers, inaccurate estimates of fair value made in the accounting for acquisitions and amortization of acquired intangible assets which would reduce future reported earnings, potential loss of customers or key employees of acquired businesses, and indemnities and potential disputes with the buyers or sellers. Any of these activities could affect our product sales, financial condition and results of operations.

For information on the risks that relate to the Cadbury acquisition, please see the section of this prospectus supplement entitled “—Risk Factors Relating to the Cadbury Acquisition.”

Business process improvement initiatives to harmonize our systems and processes may fail to operate as designed and intended.

We regularly implement business process improvement initiatives to harmonize our systems and processes and to optimize our performance. Our current business process initiatives include, but are not limited to, our reorganization of our European operations, the delivery of a SAP enterprise resource planning application, and the outsourcing of certain administrative functions. If our business process improvement initiatives fail, our ability to improve existing operations, achieve anticipated cost savings and support future growth could be delayed.

Cadbury’s “Vision into Action” initiative to deliver improvements in business performance may fail and the implementation of the plan may disrupt the combined company's business.

On June 19, 2007, Cadbury announced a new strategy for its confectionery business called “Vision into Action,” which includes a plan to improve its margin performance to achieve a mid-teens operating margin by 2011. According to publicly available information published by Cadbury, this plan includes reductions in the number of factories and employees, material changes to Cadbury’s supply chain configuration and to the structure and operation of Cadbury’s business.

To the extent that we continue to implement the “Vision into Action” plan following completion of the offer, these reductions and changes increase the risk of disruption to the combined company’s business, which may occur, for example, through a failure to successfully implement the “Vision into Action” plan, unforeseen events or workforce actions.

Cadbury has publicly indicated that it expects to incur a restructuring charge of £550 million (of which around £50 million is non-cash) and invest £200 million of capital expenditure behind the “Vision into Action” plan. If we continue to implement this plan following completion of the offer, there can be no guarantee that this plan, or any of Cadbury’s other plans or investments, will deliver the anticipated improvements in business performance, which could adversely affect the business of the combined company. In addition, the implementation of the plan may not give rise to a sustained improvement in Cadbury’s revenues or profitability or reach the level of projected improvement.

Changes in our credit ratings and the effects of volatile economic conditions on the credit market could adversely affect our borrowing costs and liquidity.

Our credit ratings depend generally on the amount of our debt and our ability to service our debt. A downgrade in our credit ratings, including as a result of incurring additional debt, would, and disruptions in the commercial paper market or the effects of other volatile economic conditions on the credit market could, reduce the amount of commercial paper that we could issue, and could raise our borrowing costs for both short-term and long-term debt offerings.

Volatility in the equity markets or interest rates could substantially increase our pension costs and have a negative impact on our operating results and profitability.

At the end of 2008, the projected benefit obligation of our defined benefit pension plans was $9.3 billion and assets were $7.0 billion. The difference between plan obligations and assets, or the funded status of the plans, significantly affects the net periodic benefit costs of our pension plans and the ongoing funding requirements of those plans. Among other factors, changes in interest rates, mortality rates, early retirement rates, investment returns and the market value of plan assets can (a) affect the level of plan funding, (b) cause volatility in the net periodic pension cost and (c) increase our future funding requirements. In addition, if we divest certain businesses, we may be required to increase future contributions to the benefit plans and the related net periodic pension cost could increase.

We expect to report having made approximately $620 million in contributions to our pension plans in 2009, which is approximately $400 million more than we made in 2008. In addition, we expect to report that in 2009 our net pension cost increased by approximately $150 million to approximately $390 million in 2009. Volatile economic conditions increase the risk that for periods beyond 2009 we may be required to make additional cash contributions to the pension plans and recognize further increases in our net pension cost.

Cadbury operates occupational defined benefit pension schemes and the combined company may be required to fund an increase in the cost of future benefits and/or meet funding shortfalls in respect of these schemes.

Cadbury has various pension schemes throughout the world and these cover a significant proportion of its current employees. The principal schemes are of the funded defined benefit type, with benefits accruing based on salary and length of service. The net retirement benefit obligation, recognized in the balance sheet at June 30, 2009, was £482 million versus £258 million at December 31, 2008. The actuarial loss on post retirement benefit obligations for the six months ended June 30, 2009 was £254 million (£190 million net of tax) and £388 million (£291 million net of tax) for the 12 months ended December 31, 2008. Regular assessments are carried out by independent actuaries and the long-term contribution rates decided on the basis of their guidance after discussions with trustees and the plan sponsor. According to Cadbury’s consolidated financial statements for the year ended December 31, 2008, which are included in Kraft Foods’ Current Report on Form 8-K, filed with the SEC on February 3, 2010, and incorporated by reference into the accompanying prospectus, Cadbury expected to contribute approximately £56 million to its defined benefit schemes in 2009, with additional scheduled recovery contributions of approximately £4 million in 2009 to further fund its defined benefit obligation in the United Kingdom. For more information on the funding status of these plans, please refer to Cadbury’s unaudited financial statements for the six months ended June 30, 2009 and Cadbury’s audited consolidated financial statements for the year ended December 31, 2008, which are included in Kraft Foods’ Current Report on Form 8-K, filed with the SEC on February 3, 2010, and incorporated by reference into the accompanying prospectus.

Increases in the value of the liabilities of the defined benefit pension schemes and/or a reduction in the value of the assets supporting funded schemes can lead to a need to record increased deficits in the balance sheet. An increase in the value of the net liabilities of such schemes may negatively affect the combined company’s balance sheet and distributable reserves, which could have a material adverse effect on the combined company’s business, operating or financial results or financial position. Further demands for materially increased contributions from Cadbury employers to meet past service deficits or future service costs would impact the cash flows of the combined company.

In relation to Cadbury’s U.K. pension arrangements, the Cadbury Pension Fund is a funded defined benefit pension scheme, which, according to Cadbury’s consolidated financial statements for the year ended December 31, 2008, which are included in Kraft Foods’ Current Report on Form 8-K, filed with the SEC on February 3, 2010, and incorporated by reference into the accompanying prospectus, represents about 65% of Cadbury and its subsidiaries’ post retirement liabilities. Its assets are held by trustees separate from the assets of Cadbury. U.K. pension law requires employers to pay periodic contributions and lump sums to these types of pension schemes.

While the Cadbury Pension Fund is ongoing (as opposed to if the Cadbury Pension Fund is wound up, which is described below) contributions are paid by employers over time to meet the cost of future service benefits and any past service deficits. The trust deed and rules of the Cadbury Pension Fund provide that each employer’s liability to pay contributions is as decided by the trustees on advice of the actuary. However, statutory rules require such liability to be agreed between employers and trustees. U.K. law requires a degree of prudence in the calculation process used to set the level of contributions and, at the next valuation date, the cash demands placed on Cadbury and its subsidiaries who are employers for the purposes of the Cadbury Pension Fund are expected to increase. Depending on the situation, this increase could be material and could have an adverse effect on the combined company’s financial results.

If the Cadbury Pension Fund were to wind up, Cadbury and its subsidiaries who are employers for the purposes of the Cadbury Pension Fund would be required to pay an amount equal to the shortfall or deficit at that time between the Cadbury Pension Fund’s assets and its liabilities assessed on the so called “buy out basis.” This is the cost of purchasing annuities to cover all the Cadbury Pension Fund benefits with a buy out provider. We estimate that such an amount may be significant and could be in excess of £1.0 billion. Buy out deficits are volatile and depend on, among other things, market conditions and the appetite of buy out providers from time to time. In the event the Cadbury Pension Fund were to wind up or otherwise require employer contributions equal to buy-out funding, the amount of the deficit may be greater or less than this amount and the requirement to meet this deficit in very short order may have a material adverse effect on the combined company’s business, operating or financial results or financial position.

Cadbury’s pension liabilities are calculated using the accounting valuation basis for the purposes of determining the provision to be included in the balance sheet in its financial statements. According to Cadbury’s audited consolidated financial statements for the year ended December 31, 2008, which are included in Kraft Foods’ Current Report on Form 8-K, filed with the SEC on February 3, 2010, the Cadbury Pension Fund was broadly in balance on an accounting basis at December 31, 2008. The level of the deficit calculated using the accounting valuation basis is volatile and depends on, among other things, market conditions from time to time. We estimate that, as at August 31, 2009, the accounting deficit would have been approximately £400 million. Following completion of the offer, depending on the circumstances at the time the next balance sheet is prepared for the combined company, Cadbury’s pension liabilities may have a material adverse effect on the combined company’s business, operating or financial results or financial position.

Upon completion of the offer, the U.K. Pensions Regulator will have power in certain circumstances to require us and our subsidiaries (including those subsidiaries outside the U.K.) to make substantial payments into or otherwise provide financial support to the Cadbury Pension Fund, for amounts up to the buy out deficit from time to time. Thus, upon completion of the offer, liability to support the Cadbury Pension Fund will not necessarily be limited to Cadbury and its subsidiaries.

Risk Factors Relating to the Cadbury Acquisition

Failure to acquire 100% of the Cadbury ordinary shares, including Cadbury ADSs, may affect our ability to complete any post-closing restructuring of Cadbury and its subsidiaries. This could reduce or delay the cost savings or revenue benefits to the combined company.

To effect a compulsory acquisition of the remaining Cadbury ordinary shares, including those represented by Cadbury ADSs, we will need to first obtain at least 90% of the Cadbury ordinary shares to which the offer relates, including those represented by Cadbury ADSs. Unlike domestic U.S. corporations, English corporations cannot merge with another corporation with the approval of a majority shareholder vote. The initial offer period expired on February 2, 2010. As of such date, we had received acceptances for 71.73% of the Cadbury ordinary shares. On February 2, 2010, we announced that all of the conditions to the offer had been satisfied or waived. At the expiration of the initial offer period, a subsequent offer period immediately began. The offer remains open until further notice and we will give at least 14 days’ notice if we decide to close the offer. We cannot be certain that we will obtain at least 90% of the Cadbury ordinary shares during the subsequent offer period. Therefore, we may not be able to compulsorily acquire the remaining Cadbury ordinary shares, including those represented by Cadbury ADSs. Furthermore, it may take longer and be more difficult to effect any post-closing restructuring; and the full amount of the cost synergies and revenue benefits identified for the combined company may not be obtained or may only be obtained over a longer period of time. In addition, if we end up owning less than 100% of Cadbury, we may not be able to carry out joint cash pooling or other intra-company transactions with Cadbury and its subsidiaries on favorable terms, or at all. This may adversely affect our ability to achieve the expected amount of cost synergies and revenue benefits.

We have made certain assumptions relating to the Cadbury acquisition in our forecasts that may prove to be materially inaccurate.

We have made certain assumptions relating to the forecast level of cost savings, synergies and associated costs of the Cadbury acquisition. Our assumptions relating to the forecast level of cost savings, synergies and associated costs of the Cadbury acquisition may be inaccurate, including as the result of the failure to realize the expected benefits of the acquisition, higher than expected transaction and integration costs and unknown liabilities as well as general economic and business conditions that adversely affect the combined company following the completion of the acquisition.

The Cadbury acquisition could cause disruptions in the businesses of Kraft Foods and/or Cadbury, which could have material adverse effects on their businesses and financial results, as well as on the business prospects and financial results of the combined company.

The Cadbury acquisition could cause disruptions in the businesses of Kraft Foods and/or Cadbury. Specifically, some current and prospective employees may experience uncertainty about their future roles within the combined company, which may adversely affect Kraft Foods’ and Cadbury’s abilities to retain or recruit key managers and other employees. If Kraft Foods and Cadbury fail to manage these risks effectively, the business and financial results of Kraft Foods, Cadbury and the combined company could be adversely affected.

If there are significant, unforeseen difficulties integrating the business operations of Kraft Foods and Cadbury, they could adversely affect the business of the combined company.

We intend, to the extent possible, to integrate our operations with those of Cadbury. Our goal in integrating these operations is to increase revenues through enhanced growth opportunities and achieve cost savings by taking advantage of the significant anticipated synergies of consolidation. However, we may encounter difficulties integrating our operations with Cadbury’s operations, resulting in a delay or the failure to achieve the anticipated synergies, including the expected increases in earnings and cost savings. If such difficulties are significant, this could adversely affect the business of the combined company.

We may incur higher than expected integration, transaction and acquisition-related costs.

We expect to incur a number of non-recurring costs associated with combining the operations of the two companies, including implementation cash costs estimated to be approximately $1.3 billion in the first three years following completion of the Cadbury acquisition. In addition, we will incur legal, accounting and transaction fees and other costs related to the offer. Some of these costs are payable regardless of whether the offer is completed and such costs may be higher than anticipated.

Although we believe that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset these implementation and acquisition costs over time, this net benefit may not be achieved within the expected timetable. In addition, some of these costs could be higher than we anticipate, which could reduce the net benefits of the transaction and impact our results of operations.

Please see the section of this prospectus supplement entitled “—Failure to acquire 100% of the Cadbury ordinary shares, including Cadbury ADSs, may affect our ability to complete any post-closing restructuring of Cadbury and its subsidiaries. This could reduce or delay the cost savings or revenue benefits to the combined company.”

Shareholders in the combined company will be more exposed to currency exchange rate fluctuations as, following completion of the Cadbury acquisition, there will be an increased proportion of assets, liabilities and earnings denominated in foreign currencies.

As a result of the completion of the Cadbury acquisition, the financial results of the combined company will be more exposed to currency exchange rate fluctuations and an increased proportion of assets, liabilities and earnings will be denominated in non-U.S. dollar currencies.

The combined company will present its financial statements in U.S. dollars and will have a significant proportion of net assets and income in non-U.S. dollar currencies, primarily pounds sterling and the euro, as well as a range of emerging market currencies. The combined company’s financial results and capital ratios will therefore be sensitive to movements in foreign exchange rates. A depreciation of non-U.S. dollar currencies relative to the U.S. dollar could have an adverse impact on the combined company’s financial results.

Risks Relating to Cadbury’s Business

Additionally, we encourage you to read and consider the other risk factors specific to Cadbury’s businesses (that may also affect the combined company after consummation of the Cadbury acquisition), which are included in Kraft Foods’ Current Report on Form 8-K, filed with the SEC on February 3, 2010, and incorporated by reference into the accompanying prospectus.

BACKGROUND OF THIS OFFERING

On December 4, 2009, we made an offer to acquire the outstanding Cadbury ordinary shares, including each ordinary share represented by an American Depositary Share (“ADS”). On January 19, 2010, we announced the terms of our final offer for Cadbury, which we refer to as the offer, and the Cadbury board of directors recommended that Cadbury securityholders accept the terms of our offer. Under the basic terms of the offer, Cadbury securityholders who accept the offer are entitled to receive:

•	500 pence in cash and 0.1874 shares of Kraft Foods common stock, in exchange for each outstanding Cadbury ordinary share validly tendered and not withdrawn; and

•	2,000 pence in cash and 0.7496 shares of Kraft Foods common stock, in exchange for each outstanding Cadbury ADS validly tendered and not withdrawn.

There is also a mix and match facility available to Cadbury securityholders. Under this facility, Cadbury securityholders may elect to vary the proportions in which they receive Kraft Foods common stock and cash consideration, subject to off-setting elections being made by other Cadbury securityholders. To the extent that elections cannot be satisfied in full, they will be reduced on a pro rata basis. When announced on January 19, 2010, the offer valued each Cadbury share at 840 pence (based on the closing price of $29.58 per share of Kraft Foods common stock on January 15, 2010 and an exchange rate of $1.63 to £1.0 as at January 18, 2010) and valued the entire issued share capital of Cadbury at £11.9 billion (approximately $19.4 billion). Based on the number of Cadbury ordinary shares issued and to be issued as of February 1, 2010 and assuming 100% participation in the offer, the aggregate consideration payable by Kraft Foods to Cadbury securityholders in the offer would consist of $11.25 billion and 265 million shares of Kraft Foods common stock.

The initial offer period expired on February 2, 2010 and a subsequent offer period immediately began. The subsequent offer period will be open for at least 14 days from the expiration of the initial offer period. We may extend it beyond that time until a further specified date or until further notice. As at February 4, 2010, we had received acceptances representing approximately 75.4% of the Cadbury ordinary shares, including those represented by Cadbury ADSs.

Cadbury ordinary shareholders who accept the offer from jurisdictions other than Argentina, Austria, Belgium, Botswana, Brazil, Bulgaria, Chile, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Guinea, Hungary, Iceland, Indonesia, Ireland, Italy, Korea, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Mexico, Namibia, Netherlands, Norway, Poland, Paraguay, Peru, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Taiwan, and the United Kingdom (including the Channel Islands and the Isle of Man) who hold their Cadbury ordinary shares in certificated form will hold the shares of Kraft Foods common stock they receive in the offer through the Kraft Foods’ Direct Registration System (the “DRS”). Similarly, Cadbury ADS holders who accept the offer and who hold their Cadbury ADSs in certificated form will also hold the shares of Kraft Foods common stock they receive in the offer through the DRS. We refer to these Cadbury ordinary shareholders and Cadbury ADS holders as “Eligible Holders.” We refer to the shares of Kraft Foods common stock that Eligible Holders receive as offer consideration in DRS format as “Eligible Shares.” Please see the section of this prospectus supplement entitled “Selling Shareholders” for additional information with respect to the Eligible Holders.

Holders of Kraft Foods common stock who hold their shares through the DRS have the opportunity to sell their shares of Kraft Foods common stock, subject to certain fees, through our transfer agent, Wells Fargo Bank, N.A. (“Wells Fargo”). These sales are conducted under an existing bank sponsored direct purchase plan (the “Plan”) operated by Wells Fargo under an agreement with us.

Under the terms of the offer, Kraft Foods agreed to pay for the fees that would have been charged to Eligible Holders who sell some or all of their Eligible Shares using the Plan. This free service is open to each Eligible Holder for a period of six weeks following our issuance to such Eligible Holder of the DRS ownership statement reflecting his or her Eligible Shares and is only available for the first sales transaction an Eligible Holder makes during this period. We refer to this free service as the “DRS Dealing Facility.” Wells Fargo will sell Eligible Shares through the DRS Dealing Facility as soon as practicable, within five business days, upon receipt of properly completed sales instructions from the Eligible Holder. Please see the section of this prospectus supplement entitled “Plan of Distribution” for additional information with respect to the DRS Dealing Facility.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock. All of the shares of Kraft Foods common stock being offered hereby will be sold by or for the benefit of certain former Cadbury securityholders.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information for the year ended December 31, 2008, and for the six month period ended June 30, 2009, the date of the latest publicly available financial information of Cadbury, gives effect to (a) the divestiture of the Kraft Foods pizza business as announced on January 5, 2010 and (b) the acquisition of Cadbury by Kraft Foods, as if both transactions had occurred on January 1, 2008. The following unaudited pro forma balance sheet information at June 30, 2009, gives effect to the disposal of the pizza business and the acquisition of Cadbury by Kraft Foods as if it had occurred on June 30, 2009.

As a reporting company subject to the listing rules of the United Kingdom Listing Authority, Cadbury is only required to prepare audited annual and unaudited semi-annual financial statements. Therefore, financial information concerning Cadbury's business and financial condition was not available to us for the purpose of presenting pro forma combined financial data for the nine-month period ended September 30, 2009.

The unaudited pro forma financial information included in this prospectus supplement is based on the historical financial statements of Kraft Foods and Cadbury and on certain assumptions which Kraft Foods believes to be reasonable, which are described in the notes to the statements below. Kraft Foods has not performed any detailed valuation analysis necessary to determine the fair market values of the Cadbury assets to be acquired and liabilities to be assumed, and accordingly, except as described in note 4(a) below, the pro forma financial statements do not include an allocation of the purchase price to reflect the fair value of those assets and liabilities. Once this valuation analysis is completed, this pro forma financial information will be adjusted. These adjustments may be material.

The unaudited pro forma financial information:

•

does not purport to represent what the consolidated results of operations actually would have been if the acquisition of Cadbury had occurred on January 1, 2008 or what those results will be for any future periods or what the consolidated balance sheet would have been if the acquisition of Cadbury had occurred on June 30, 2009. The pro forma adjustments are based on information current as at January 18, 2010 (being the latest practicable date prior to our announcement of the revised terms of the offer);

•

has not been modified to reflect the impacts of certain divestitures, which are insignificant to the combined company, and which are required to satisfy the European Commission’s condition to its anti-trust related approval of the acquisition of Cadbury; and

•

has not been adjusted to reflect any matters not directly attributable to implementing the acquisition of Cadbury. No adjustment, therefore, has been made for actions which may be taken once the offer is complete, such as any of our integration plans related to Cadbury. As a result, the actual amounts recorded in the consolidated financial statements of Kraft Foods will differ from the amounts reflected in the unaudited pro forma financial statements, and the differences may be material.

The unaudited pro forma financial information has been compiled from the following sources:

•

U.S. GAAP financial information of Kraft Foods has been extracted without material adjustment from Kraft Foods' audited consolidated statements of earnings for the year ended December 31, 2008 contained in Kraft Foods' Current Report on Form 8-K filed with the SEC on November 3, 2009 and incorporated by reference into the accompanying prospectus, and unaudited consolidated statements of earnings for the six months ended June 30, 2009 and the unaudited consolidated balance sheet as at June 30, 2009 contained in Kraft Foods’ Quarterly Report on Form 10-Q, for the quarter ended June 30, 2009 and incorporated by reference into the accompanying prospectus. Financial information from the reconciliations summarizing the material differences between U.S. GAAP and IFRS as issued by the IASB has not been adjusted to reflect any matters not directly attributable to implementing the acquisition of Cadbury. No adjustment, therefore, has been made for actions which may be taken once the offer is complete, such as any integration plans related to Cadbury.

•

IFRS financial information of Cadbury has been extracted without material adjustment, except for currency translation as noted below, from the Cadbury audited consolidated income statement for the year ended December 31, 2008, which are included in Kraft Foods’ Current Report on Form 8-K, filed with the SEC on February 3, 2010, and incorporated by reference into the accompanying prospectus, and from the Cadbury unaudited consolidated statement of income for the six months ended June 30, 2009, and unaudited consolidated balance sheet as at June 30, 2009, which are included in Kraft Foods’ Current Report on Form 8-K, filed with the SEC on February 3, 2010, and incorporated by reference into the accompanying prospectus.

•

Unaudited adjustments have been made to deduct the operations and net assets of Kraft Foods’ pizza business and to reflect the impact of proceeds received from the sale. The basis for these adjustments is explained in the notes accompanying the tables.

•

Unaudited adjustments have been made to align the Cadbury IFRS financial information with Kraft Foods’ U.S. GAAP accounting policies. The basis for these adjustments is explained in the notes to the information accompanying the tables.

•

Kraft Foods translated its historical financial information based on the requirements of SFAS 52, using historical exchange rates. Kraft Foods translated the results of operations of its foreign subsidiaries into U.S. dollars using average exchange rates during each period indicated. Kraft Foods translated balance sheet accounts into U.S. dollars using exchange rates at the end of each period indicated. Cadbury translated its historical financial information based on the requirements of IFRS. Based on its review of Cadbury’s historical financial statements and understanding of the differences between U.S. GAAP and IFRS, Kraft Foods is not aware of any further adjustment that it would need to make to Cadbury’s historical financial statements relating to foreign currency translation. The pro forma adjustments in this table have been translated from pounds sterling to U.S. dollars using Kraft Foods’ historic exchange rates. The average exchange rates applicable during the periods presented for the unaudited pro forma consolidated statements of earnings and the period end exchange rate for the unaudited pro forma consolidated balance sheet are:

		$/£1
December 31, 2008	Average Spot Rate	1.8758
June 30, 2009	Average Spot Rate	1.4812
June 30, 2009	Period End Rate	1.6439

The following pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the Unaudited Pro Forma Financial Information;

•

the consolidated financial statements of Kraft Foods for the year ended December 31, 2008 and for the six months ended June 30, 2009 and the notes relating thereto, incorporated by reference in the accompanying prospectus;

•

the consolidated financial statements of Cadbury for the year ended December 31, 2008 and for the six months ended June 30, 2009 and the notes relating thereto, incorporated by reference in the accompanying prospectus; and

•	The section of this prospectus supplement entitled “Summary of Significant Differences Between IFRS and U.S. GAAP.”

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the six months ended June 30, 2009

(in millions of U.S. dollars, except common share amounts and as indicated)

			Pro Forma Adjustments
	Kraft Foods	Cadbury IFRS (in £)	Cadbury IFRS (in $)	Cadbury U.S. GAAP Adjustments		Transaction Adjustments	Note	Pro Forma Kraft Foods
Net revenues	$19,558	£2,767	$4,098	$		$(798)	4(b)	$22,858
Cost of sales	12,628				2,191	(480)	3(d), 3(j), 4(c)	14,339

Gross profit	6,930	2,767	4,098		(2,191)	(318)		8,519
Marketing, administration and research costs	4,131	2,461	3,645		(2,155)	(150)	3(c), 3(g), 3(j), 4(d)	5,471
Asset impairment and exit costs	(26)	105	156					130
Losses / (gains) on divestitures, net	17							17
Amortization of intangibles	9				24	9	3(b), 3(j), 5(b)	42

Operating income	2,799	201	297		(60)	(177)		2,859
Interest and other expense, net	592	89	132		(9)	224	3(d), 3(j), 5(c)	939

Earnings from continuing operations before income taxes	2,207	112	165		(51)	(401)		1,920
Provision for income taxes	716	33	49		(13)	(130)	3(i), 4(e), 5(e)	622

Earnings from continuing operations	1,491	79	116		(38)	(271)		$1,298
Noncontrolling interest	4							4

Earnings from continuing operations attributable to shareholders	$1,487	£79	$116		$(38)	$(271)		$1,294

See notes to pro forma financial statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended December 31, 2008

(in millions of U.S. dollars, except common share amounts and as indicated)

			Pro Forma Adjustments
	Kraft Foods	Cadbury IFRS (in £)	Cadbury IFRS (in $)	Cadbury U.S. GAAP Adjustments		Transaction Adjustments	Note	Pro Forma Kraft Foods
Net revenues	$41,932	£5,384	$10,099	$		$(1,440)	4(b)	$50,591
Cost of sales	28,088				5,390	(924)	3(d), 3(j), 4(c)	32,554

Gross profit	13,844	5,384	10,099		(5,390)	(516)		18,037
Marketing, administration and research costs	8,862	4,802	9,008		(5,365)	(249)	3(c), 3(g), 3(j), 4(d)	12,256
Asset impairment and exit costs	1,024	194	364					1,388
Losses / (gains) on divestitures, net	92							92
Amortization of intangibles	23				60	18	3(b), 3(j), 5(b)	101

Operating income	3,843	388	727		(85)	(285)		4,200
Interest and other expense, net	1,240	(12)	(23)		45	449	3(d), 3(j), 5(c)	1,711

Earnings from continuing operations before income taxes	2,603	400	750		(130)	(734)		2,489
Provision for income taxes	755	30	56		(34)	(236)	3(i), 4(e), 5(e)	541

Earnings from continuing operations	1,848	370	694		(96)	(498)		1,948
Noncontrolling interest	9	2	4					13

Earnings from continuing operations attributable to shareholders	$1,839	£368	$690		$(96)	$(498)		$1,935

See notes to pro forma financial statements.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As at June 30, 2009

(in millions of U.S. dollars, except as indicated)

			Pro Forma Adjustments
	Kraft Foods	Cadbury IFRS (in £)	Cadbury IFRS (in $)	Cadbury U.S. GAAP Adjustments		Transaction Adjustments	Note		Pro Forma Kraft Foods
ASSETS
Cash and cash equivalents	$1,731	£266	$437	$		$(435)	5	(a)i.	$1,733
Short-term investments		98	161						161
Receivables	4,646	923	1,517		(395)		3	(j)	5,768
Inventories, net	4,011	849	1,396			(85)	4	(a)i.	5,322
Deferred income taxes	682				260		3	(j)	942
Other current assets	618	166	273		395		3	(j)	1,286

Total current assets	11,688	2,302	3,784		260	(520)			15,212
Property, plant and equipment, net	10,224	1,762	2,897		(64)	(263)	3	(d), 3(e), 4(a)i.	12,794
Goodwill	28,225	2,081	3,421		2,701	8,855	4	(a)i, 5(a)ii.	43,202
Intangible assets, net	13,257	1,457	2,395		(865)	3,470	3	(b), 5(a)ii.	18,257
Other assets	1,260	297	488		(202)		3	(i), 3(j)	1,546

TOTAL ASSETS	$64,654	£7,899	$12,985		$1,830	$11,542			$91,011

LIABILITIES
Short-term borrowings	$856	£729	$1,198		$(822)		3	(j)	$1,232
Current portion of long-term debt	759				822		3	(j)	1,581
Accounts payable	3,225	1,345	2,211		(1,376)		3	(j)	4,060
Accrued marketing	1,869								1,869
Accrued employment costs	847								847
Other current liabilities	2,747	435	715		1,379	299	3	(f), 3(j), 5(d)	5,140

Total current liabilities	10,303	2,509	4,124		3	299			14,729
Long-term debt	18,610	1,396	2,295			8,369			29,274
Deferred income taxes	4,266	155	255		(385)	1,042	3	(i), 5(a)ii.	5,178
Accrued pension costs	2,209	482	792						3,001
Accrued postretirement health care costs	2,682								2,682
Other liabilities	2,204	270	444		170		3	(g), 3(h)	2,818

TOTAL LIABILITIES	40,274	4,812	7,910		(212)	9,710			57,682

Contingencies

EQUITY
Common stock, no par value
Additional paid-in capital	23,517	197	324			7,255	5	(a)i., 5(g)	31,096
Retained earnings	14,016	2,470	4,060		2,042	(4,744)	4	(a), 5(a)i., 5(g)	15,374
Accumulated other comprehensive losses	(4,723)	413	679			(679)	5	(g)	(4,723)
Treasury stock, at cost	(8,514)								(8,514)

Total Shareholders’ Equity	24,296	3,080	5,063		2,042	1,832			33,233
Noncontrolling interest	84	7	12						96

TOTAL EQUITY	24,380	3,087	5,075		2,042	1,832			33,329

TOTAL LIABILITIES AND EQUITY	$64,654	£7,899	$12,985		$1,830	$11,542			$91,011

See notes to pro forma financial statements.

NOTES

1. BASIS OF PRESENTATION

The unaudited pro forma financial information has been compiled from underlying financial statements prepared in accordance with U.S. GAAP and IFRS and reflects the acquisition of Cadbury by Kraft Foods.

The unaudited pro forma financial information should be read in conjunction with the underlying financial information from which it was extracted without material adjustment: (a) the audited consolidated financial statements of Kraft Foods as at and for the year ended December 31, 2008, and as at and for the six months ended June 30, 2009, each prepared in accordance with U.S. GAAP; (b) the audited consolidated financial statements of Cadbury as at and for the year ended December 31, 2008 prepared in accordance with IFRS as issued by the IASB, and the unaudited interim financial information of Cadbury as at and for the six months ended June 30, 2009, each prepared in accordance with International Accounting Standard No. 34, Interim Financial Reporting (“IAS 34”); and (c) the unaudited reconciliation of Cadbury’s IFRS financial statements to U.S. GAAP.

The underlying financial information of Kraft Foods has been derived from the unaudited consolidated financial statements of Kraft Foods contained in Kraft Foods’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and the audited consolidated financial statements of Kraft Foods contained in Kraft Foods’ Current Report on Form 8-K filed with the SEC on November 3, 2009. The underlying financial information for Cadbury has been derived from the unaudited consolidated financial statements of Cadbury and the audited consolidated financial statements of Cadbury, both of which are included in Kraft Foods’ Current Report on Form 8-K, filed with the SEC on February 3, 2010, and incorporated by reference into the accompanying prospectus.

The combination with Cadbury has been treated as an acquisition, with Kraft Foods as the acquirer and Cadbury as the acquiree, assuming that the offer had been completed on January 1, 2008, for the unaudited pro forma consolidated statements of earnings and on June 30, 2009, for the unaudited pro forma consolidated balance sheet.

This unaudited pro forma financial information is not intended to reflect the financial position and results which would have actually resulted had the acquisition of Cadbury been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained in the future. No account has been taken of the trading activity or other transactions of Kraft Foods or Cadbury for the period since June 30, 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma financial information has been compiled in a manner consistent with the accounting policies adopted by Kraft Foods. These accounting policies differ in a number of significant respects from those of Cadbury. The adjustments made to align Cadbury’s IFRS financial information with Kraft Foods’ U.S. GAAP accounting policies are described in note 3.

The Cadbury balances have been translated from pounds sterling to U.S. dollars using average exchange rates applicable during the periods presented for the unaudited pro forma consolidated statements of earnings and the period end exchange rate for the unaudited pro forma consolidated balance sheet.

3. PRO FORMA U.S. GAAP ADJUSTMENTS

The following adjustments have been made to align the Cadbury IFRS financial information with Kraft Foods’ U.S. GAAP accounting policies.

(a) Goodwill

Upon adoption of IFRS, entities were permitted to retain their historical GAAP accounting treatment for business combinations. Under U.K. GAAP, Cadbury wrote off goodwill acquired prior to 1998 against shareholder’s equity at the time of acquisition. Goodwill resulting from business combinations between 1998 and 2003 was capitalized, with subsequent measurement based on the attributes of the acquired business. Since the adoption of IFRS, both U.S. GAAP and IFRS require that goodwill not be amortized, and that it be tested on at least an annual basis for potential impairment.

For the purposes of U.S. GAAP, $2,701 million was added to goodwill to reflect the estimated net impact of accounting differences.

(b) Intangible Assets

Prior to the adoption of IFRS, under U.K. GAAP, Cadbury was not required to recognize customer relationships as a separate identifiable intangible asset, which is recognized under U.S. GAAP. Cadbury exercised the IFRS 1 exemption not to restate business combinations upon adoption. As these intangibles are deemed to have a definite life, an amortization charge is recorded under U.S. GAAP that is not present under IFRS.

Also, under IFRS, when an entity increases its interest in an associate such that the associate is then consolidated, any fair value uplift related to the percentage ownership which it previously held is recorded in the financial statements as an increase in the related assets. Any offset to this fair value increase is recorded in shareholders’ equity.

For transactions completed before 2009, only the percentage of assets and liabilities acquired in each step of an acquisition are fair valued under U.S. GAAP; no revaluation of assets and liabilities previously acquired is made.

A net reduction of $865 million was made to intangible assets as of June 30, 2009, to reflect customer relationship and remove the fair value uplift. We recorded additional amortization expense of $21 million for the six months ended June 30, 2009, and $52 million for the year ended December 31, 2008, related to the customer relationship intangible assets.

(c) Retirement Benefits

Upon the adoption of IFRS, Cadbury elected to recognize all cumulative actuarial gains and losses at the date of transition. Under IFRS, all future actuarial gains and losses are also recognized in full outside the income statement in retained earnings and presented in a statement of recognized income and expense. U.S. GAAP does not permit recognition of all actuarial gains and losses in a separate statement other than the primary income statement.

For the periods ended June 30, 2009 and December 31, 2008, $30 million and $60 million of additional expense was recorded, respectively, to recognize actuarial losses which were not recognized under IFRS.

(d) Interest Capitalization

Prior to January 1, 2009, Cadbury expensed interest in relation to the construction of qualifying assets. From January 1, 2009, Cadbury adopted International Accounting Standard No. 23 (Revised), which required the capitalization of interest on qualifying assets. Under U.S. GAAP, interest is required to be capitalized on capital construction projects and depreciated over the life of the asset.

At June 30, 2009, $66 million of additional property was recorded to reflect this difference. Interest expense was reduced $9 million for the six months ended June 30, 2009 and $6 million for the year ended December 31, 2008, as the interest was capitalized. The net deferred tax impact of these adjustments is included in all the net deferred tax adjustments explained in note 3(i) below.

Also, depreciation expense of $3 million for the six months ended June 30, 2009, and $7 million for the year ended December 31, 2008, was recorded.

(e) Property, Plant and Equipment

Under IFRS, when an increase in the interest in an entity results in the entity being consolidated, any fair value uplift related to the percentage ownership previously held is recorded in the financial statements as an increase in the related assets. Any off-set to this fair value increase is recorded in shareholders’ equity. For transactions completed before 2009, under U.S. GAAP, only the percentage of assets and liabilities acquired in each step of an acquisition are fair valued.

Also, Cadbury revalued certain properties under U.K. GAAP which was not permitted under U.S. GAAP. This remains a difference between the basis under IFRS and U.S. GAAP.

At June 30, 2009, a decrease of $130 million was recorded to property, plant and equipment for the net impact of these differences.

(f) Derivatives

Under IFRS, certain derivative instruments were not required to be recognized on Cadbury’s balance sheet at fair value until January 3, 2005. Under U.S. GAAP, consistent with IFRS, all derivatives are recorded in the financial statements at fair value. As U.S. GAAP has required derivatives to be held on the balance sheet at fair value since January 1, 2001, there is a difference in the accounting for derivatives under IFRS and U.S. GAAP resulting in an additional liability of $3 million.

(g) Employee Share Arrangements

Under IFRS, all of Cadbury’s employee share awards are equity settled and no liability is recognized for these awards. Expense is based upon the grant date fair value of the share awards. Under U.S. GAAP, certain plans containing inflation indexed earnings growth performance conditions would be accounted for under the liability method. This method requires a liability be recorded until the awards have vested. The fair value of each award classified as a liability must be remeasured at each reporting date until vesting.

An additional liability of $145 million was recorded in the balance sheet as of June 30, 2009, related to the plans accounted for under the liability method. In the statement of operations, additional compensation expense of $6 million and $17 million was recorded for the periods ended June 30, 2009 and December 31, 2008, respectively.

(h) Deferred Gain on Sale and Leaseback of Land and Building

Under IFRS, profit or loss arising on the sale and operating leaseback of property, plant and equipment may generally be recognized in the period in which the sale takes place. Under U.S. GAAP, a sale and leaseback of property, plant and equipment must first qualify for such accounting and then the profit or loss appraised is recognized depending upon the amount of use that the seller will retain of the property. Otherwise, the gain must be deferred and recognized over the lease period.

In 2006, Cadbury sold a property and leased it back resulting in the deferral of a gain of $25 million which is recognized over the lease term. Because we do not have sufficient information to determine the annual amount of the gain to be recognized, we adjusted the balance sheet for the deferral of the gain, however no adjustment has been made to the statement of operations.

(i) Taxation

An interpretation of U.S. GAAP issued in 2006 clarifies that in order to recognize a tax benefit a position must be more likely than not to be sustained upon an audit. As this interpretation does not exist under IFRS, additional liabilities related to uncertain tax positions may exist under U.S. GAAP, however no adjustment has been made for this difference, if any.

For U.S. GAAP, deferred tax assets for share awards are recorded based on the recorded compensation expense. Under IFRS, deferred tax assets are adjusted to recognize the movement in the intrinsic value of the share awards at the year end. The amount recognized in the income statement is capped at the tax-effected share award charge, with any excess being recognized directly through reserves.

A historic difference related to the deferred tax on intangible assets remains after the transition to IFRS. Under U.K. GAAP, residual payments on certain acquisitions were classified as brand intangibles. Under U.S. GAAP, these were treated as goodwill. Under IFRS, the U.K. GAAP classification was maintained resulting in the recognition of deferred tax liabilities on these brand intangibles. Under U.S. GAAP, no deferred tax liability was recognized as these non-tax deductible amounts were classified as goodwill.

Also, deferred taxes have been provided on the pro forma U.S. GAAP adjustments.

Additional noncurrent assets of $58 million and reduction of noncurrent liabilities of $385 million were recorded as of June 30, 2009, for the net impact of the differences described above. In the statement of operations, income tax expense was reduced by $13 million for the six months ended June 30, 2009 and $34 million for the year ended December 31, 2008.

Also, under IFRS, Cadbury disclosed the gross deferred tax assets and liabilities as non-current. Under U.S. GAAP, deferred taxes are classified between current and non-current portion, depending on the items they relate to, disclosed separately and presented on a net basis, by tax jurisdiction. Note 3(j) further describes reclassification to reflect this difference.

(j) Reclassifications

Certain balances were reclassified from the financial statements of Cadbury so their presentation would be consistent with Kraft Foods.

The following reclassifications were made to the balance sheet as at June 30, 2009 (in millions):

Receivables	$(395)
Other assets	395
Deferred income tax assets—current	260
Other noncurrent assets (deferred income tax assets)	(260)
Accounts payable	(1,376)
Other current liabilities	1,376
Short-term borrowings	(822)
Current portion of long-term debt	822

Under IFRS, Cadbury presented cost of sales and marketing, administration, and research costs in a single line item called trading costs. For these financial statements, the trading costs were included in the line item marketing, administration, and research costs. The following reclassifications were made to the statements of operations for the periods ended June 30, 2009 and December 31, 2008 (in millions):

	June 30, 2009	December 31, 2008
Cost of sales	$2,188	$5,383
Interest and other expense, net—the removal of interest income on postretirement employee benefits	—	51
Amortization of intangibles	3	8
Marketing, administration and research costs	(2,191)	(5,442)

4. OTHER PRO FORMA ADJUSTMENTS – SALE OF PIZZA BUSINESS

Other pro forma adjustments include both the impact of the divestiture of the pizza business and the impact of the purchase consideration and acquisition accounting for the Cadbury purchase.

(a) Gain on Sale

Retained earnings have been adjusted by $1,657 million for the estimated gain from the sale of the business which was calculated as follows (in millions):

		Notes
Total consideration	3,700
Book value of net assets	(820)	i.
Transaction costs	(13)	ii.

Pre-tax gain	2,867
Income tax provision	(1,210)	iii.

After-tax gain	1,657

i.	The book value of the assets transferred includes $85 million of inventories, $263 million of property, plant and equipment, and $472 million of goodwill.

ii.	Transaction costs

We have estimated that total sale related costs will be $13 million. These costs have been recorded as a deduction from the sale proceeds in determining the gain on sale.

iii.	Income tax provision

We have assumed that the income tax provision was paid using proceeds from the sale.

The total net cash proceeds are assumed to be $2,477 million after the payment of transaction costs and the income tax provision. We have assumed that these proceeds will be used to finance the Cadbury acquisition.

(b) Net Revenues

Net revenues were reduced $798 million for the six months ended June 30, 2009, and $1,440 million for the year ended December 31, 2008, to reflect the removal of the pizza business operations from continuing operations.

(c) Costs of Sales

Costs of sales were reduced $480 million for the six months ended June 30, 2009, and $924 million for the year ended December 31, 2008, to reflect the removal of the pizza business operations from continuing operations.

(d) Marketing, Administration and Research Costs

Marketing, administration and research costs were reduced $150 million for the six months ended June 30, 2009, and $249 million for the year ended December 31, 2008, to reflect the removal of the pizza business operations from continuing operations.

(e) Tax Provision Benefit

The estimated tax provision benefits for these adjustments are $60 million for the six months ended June 30, 2009, and $96 million for the year ended December 31, 2008. The tax rate is based on the estimated blended tax rate for tax jurisdictions in which the pizza business operates.

Note – The pizza business operations we have presented exclude indirect overhead costs we allocated to the business and historically reported as part of its operating results. The indirect overhead costs that are not included with the divested operations of our pizza business were approximately $52 million for the six months ended June 30, 2009, and approximately $112 million for the year ended December 31, 2008.

5. OTHER PRO FORMA ADJUSTMENTS – CADBURY TRANSACTION

(a) Estimated Purchase Consideration

Estimated purchase consideration and related excess purchase consideration over book value of net assets acquired are as follows (in millions):

	Offer	Notes
Cadbury shares outstanding as of February 2, 2010	1,377	i.
Estimated Cadbury shares issued pursuant to conversion of stock options, long term incentive plans, and change in control provisions	38

Total Cadbury shares and share equivalents prior to transaction	1,415

Exchange ratio	0.1874

Total Kraft Foods shares to be issued	265

Kraft Foods average share price on February 2, 2010	28.60

Total value of Kraft Foods shares to be issued	7,579	i.
Total cash consideration paid at 500 pence per Cadbury share	11,281

Total purchase price	18,860
Less: book value of net assets acquired	(7,105)	ii.
Less: fair value adjustment for identifiable intangible assets, net of tax	(2,428)	ii.

Residual goodwill	$9,327	ii.

i.	To complete the acquisition of Cadbury, Cadbury will be acquired by Kraft Foods, pursuant to the offer in which each holder of one Cadbury ordinary share will be entitled to 500 pence in cash and 0.1874 shares of Kraft Foods common stock.

The ordinary share portion of the estimated purchase consideration was calculated using a price of $28.60 for each share of Kraft Foods common stock based on the closing share price of Kraft Foods common shares on the NYSE on February 2, 2010. The number of shares of Kraft Foods common stock assumed to be issued is 265.0 million.

For purposes of preparing these pro forma financial statements, Kraft Foods has assumed that funding will come from the net proceeds from the sale of the pizza business and the bridge loan facility less cash acquired upon acquisition of Cadbury. The source of cash for our acquisition of Cadbury may or may not be in whole or in part from the bridge loan facility. The cash portion of the estimated purchase consideration, payable in U.K. pounds, was translated based on an exchange rate of £1 : $1.5954 on February 2, 2010.

ii.	Fair value adjustments

The unaudited condensed consolidated pro forma financial statements have been prepared using Cadbury’s publicly available financial statements and disclosures. Therefore, except as noted below, the carrying value of assets and liabilities in Cadbury’s financial statements are considered to be a proxy for fair value of those assets and liabilities. In addition, certain pro forma adjustments, such as recording fair value of assets and liabilities and adjustments for consistency of accounting policy, except for the adjustments to reflect Cadbury under U.S. GAAP, are not reflected in these unaudited pro forma consolidated financial statements.

For purposes of the pro forma analysis, the intangible assets of Cadbury have been increased $3,470 million to a total value of $5,000 million to reflect our preliminary estimate of the fair value of intangible assets, including trade names and customer lists. A deferred tax liability of $1,042 million was recorded in connection with this increase. No other adjustment was made to the assets and liabilities of Cadbury to reflect their fair value. Goodwill was increased $9,327 million to reflect the total excess of the purchase consideration over the fair value of the assets acquired of $15,449 million. Following completion of the offer, Kraft Foods anticipates that the acquisition cost allocation may differ materially from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the assets and liabilities will be allocated to residual goodwill.

At this time there is insufficient information as to the specific nature, age, condition and location of Cadbury’s property, plant and equipment to make a reasonable estimation of fair value or the corresponding adjustment to depreciation and amortization. For each $100 million fair value adjustment to property, plant and equipment, assuming a weighted-average useful life of 10 years, depreciation expense would change by approximately $10 million.

Once Kraft Foods has complete information as to the specifics of Cadbury’s assets, the estimated values assigned to the assets and/or the associated estimated weighted-average useful life of the assets will likely be different than that reflected in these unaudited pro forma condensed combined financial statements and the differences could be material.

(b) Amortization Expense

An adjustment to record estimated amortization of $9 million was made for the six months ended June 30, 2009, and $18 million for the year ended December 31, 2008. This adjustment was based on the assumption that $360 million of the recorded intangible assets related to Cadbury would be definite lived. The estimated useful life of these intangible assets is 20 years.

(c) Interest Expense

An adjustment to record pro forma interest expense of $224 million was made for the six months ended June 30, 2009, and $449 million for the year ended December 31, 2008. The interest charges are based on the weighted average interest rate on $8,369 million of the $9,500 million notes we issued on February 8, 2010 as if such amount was issued at January 1, 2008 and outstanding at June 30, 2009. The $8,369 million of notes we issued on February 8, 2010 is based on $11,281 million of cash consideration less the net proceeds of $2,477 million from the sale of the pizza business and $435 million of cash acquired upon acquisition of Cadbury. The weighted average interest rate on these notes of 5.364% was used to calculate interest expense.

(d) Transaction Costs

We have estimated that total offer-related costs will be $347 million. These costs have been accrued as a current liability, net of a $48 million tax benefit. Because we are required to expense these costs as they are incurred, we have charged them to retained earnings as of June 30, 2009. No adjustment has been made to either income statement for these costs as they are non-recurring.

(e) Tax Provision Benefit

The estimated tax provision benefits of the above adjustments are $70 million for the six months ended June 30, 2009, and $140 million for the year ended December 31, 2008. The tax rate is based on the estimated blended tax rate based on the tax jurisdictions in which Cadbury operates.

(f) Long-term Debt

We have assumed that of the $9,500 million notes we issued on February 8, 2010, $8,369 million are outstanding. This amount is based on the $11,281 million of cash consideration for the acquisition of Cadbury reduced by the $2,477 million of net proceeds from the sale of the pizza business and $435 million of cash acquired upon acquisition of Cadbury. Net proceeds of $2,477 million were calculated based on the $3,700 million sale price of the pizza business less the payment of $13 million of transaction costs and the $1,210 million tax provision.

(g) Elimination of Cadbury Shareholders’ Equity

An adjustment to eliminate Cadbury’s Additional Paid in Capital of $324 million, Retained Earnings of $6,102 million and Accumulated Other Comprehensive Income of $679 million was recorded in the pro forma consolidated balance sheet at June 30, 2009.

(h) Earnings per Common Share

Pro forma earnings per common share for the year ended December 31, 2008 and the six months ended June 30, 2009, have been calculated based on the estimated weighted average number of common shares outstanding on a pro forma basis, as described below. The pro forma weighted average number of common shares outstanding for the year ended December 31, 2008 and the six months ended June 30, 2009, have been calculated as if the acquisition shares had been issued and outstanding on January 1, 2008.

The following table sets forth the computation of basic and diluted earnings per share for the six month period ended June 30, 2009 and the year ended December 31, 2008:

	For the Six Months Ended June 30, 2009		For the Year Ended December 31, 2008
	Historical Kraft Foods	Pro Forma Combined	Historical Kraft Foods	Pro Forma Combined
	(in millions, except per share data)
Net earnings attributable to Kraft Foods from continuing operations	$1,487	$1,294	$1,839	$1,935

Weighted-average shares for basic EPS	1,476	1,741	1,505	1,770
Plus incremental shares from assumed conversions of stock options and long-term incentive plan shares	8	8	10	10

Weighted-average shares for diluted EPS	1,484	1,749	1,515	1,780

Basic earnings per share attributable to Kraft Foods from continuing operations	$1.01	$0.74	$1.22	$1.09
Diluted earnings per share attributable to Kraft Foods from continuing operations	$1.00	$0.74	$1.21	$1.09

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

The financial information of Cadbury included in this prospectus supplement has been prepared and presented in accordance with IFRS. Certain differences exist between IFRS and U.S. GAAP which might be material to the financial information included in this prospectus supplement.

The principal relevant differences between U.S. GAAP and IFRS that we believe would be material in the preparation of Cadbury’s financial statements are described below. Because Cadbury does not reconcile its financial statements to U.S. GAAP, we cannot be sure that the differences described below are complete or would in fact be the accounting principles creating the most significant differences between financial information of Cadbury prepared under IFRS and U.S. GAAP. The following summary does not include all differences that exist between IFRS and U.S. GAAP and is not intended to provide a comprehensive listing of all such differences specifically related to us, Cadbury or the industry in which we and Cadbury operate.

The differences described below reflect only those differences in accounting policies in force at the time of the preparation of the historical financial information of Cadbury. There has been no attempt to identify future differences between IFRS and U.S. GAAP as the result of prescribed changes in accounting standards, transactions or events that may occur in the future. The organizations that promulgate IFRS and U.S. GAAP have significant projects ongoing that could have a significant impact on future comparisons such as this one between IFRS and U.S. GAAP. Future developments or changes in either IFRS or U.S. GAAP may give rise to additional differences between IFRS and U.S. GAAP which could have a significant impact on us or the combined company.

Consolidated Financial Statements

Both IFRS and U.S. GAAP generally require the preparation of consolidated financial statements by a parent entity that includes all subsidiaries. For purposes of consolidation, the definition of a subsidiary is an important distinction between the two frameworks. IFRS focuses solely on the parent’s ability to govern the financial and operating policies of a subsidiary to obtain benefits in determining whether that subsidiary should be consolidated. Under U.S. GAAP, the need for consolidation is evaluated under both a traditional voting control model and a variable interest model. Consolidated variable interests (“VIE”) are those for which a parent does not have a controlling voting interest, but does absorb the majority of the VIE’ s expected losses or returns.

Business Combinations and Goodwill

Upon adoption of IFRS, entities were permitted to retain their historical GAAP accounting treatment for business combinations. Under U.K. GAAP, Cadbury wrote off goodwill acquired prior to 1998 against shareholder’s equity at the time of acquisition. Goodwill resulting from business combinations between 1998 and 2003 was capitalized, with subsequent measurement based on the attributes of the acquired business. Any historical differences between previous GAAP used and U.S. GAAP would continue to exist if this election is applied. Since the adoption of IFRS, both U.S. GAAP and IFRS require that goodwill not be amortized, and that it be tested on at least an annual basis for potential impairment.

Also, under IFRS, where the change of interest in an entity results in an entity previously accounted for as an associated undertaking to being a subsidiary, any fair value uplift related to the percentage ownership previously held is recorded in the financial statements as an increase to the related assets and by the creation of a revaluation reserve, which is amortized into retained earnings over the period that the related depreciation is charged to the income statement. Until 2009, under U.S. GAAP, only the percentage of assets and liabilities acquired in each step of an acquisition are fair valued; no revaluation of assets and liabilities previously acquired is made.

Intangible Assets

IFRS permits capitalization of certain internal development costs whereas U.S. GAAP requires all research and development costs to be expensed as incurred. Measurement of acquired intangibles is similar under IFRS and U.S. GAAP, except that IFRS permits reversal of intangible impairment losses under certain conditions whereas reversal is prohibited under U.S. GAAP.

Property, Plant and Equipment

Under IFRS, the use of historical cost or revalued amounts is permitted. Frequent valuations of entire classes of assets are required when the revaluation option is chosen. Under U.S. GAAP, revaluation is not permitted, except for downward revaluation when the asset is impaired.

Under both IFRS and U.S. GAAP, an impairment loss is recognized on long-lived assets held for use when events and circumstances indicate the asset might be impaired. Under IFRS, an impairment charge is recorded to reduce the carrying value to the recoverable amount, while under U.S. GAAP, such impairment charge is recorded only if the estimated undiscounted cash flows to be generated by the asset are less than carrying value. Under IFRS, reversals of impairment losses are recognized under certain conditions, while U.S. GAAP does not permit the reversal of an impairment loss.

Also, on transition to IFRS, Cadbury exercised the exemption available under IFRS to treat the depreciated revalued cost of certain properties as the deemed cost. The revaluation of these properties under U.K. GAAP was not permitted under U.S. GAAP and remains a difference between IFRS and U.S. GAAP.

Capitalization of Interest

Under IFRS, Cadbury elected to not capitalize interest and expenses interest charges to the profit and loss account in the year in which they are incurred. Under U.S. GAAP, interest charges on funds invested in the construction of qualifying assets during the time required to prepare them for their intended use are capitalized and amortized over the life of the respective assets.

Accounting for Leases

Under IFRS, profit or loss arising on the sale and operating leaseback of property, plant and equipment may generally be recognized in the period in which the sale takes place. Under U.S. GAAP, a sale and leaseback of property, plant and equipment must first qualify for such accounting and then profit or loss appraised is recognized depending upon the amount of use that the seller will retain of the property. Where the seller will retain more than a minor part but less than substantially all of the use of the property, any profit up to the present value of the minimum lease payments for an operating lease is deferred and recognized over the lease and any amount in excess of the present value of the minimum lease payments shall be recognized at the date of sale.

Deferred Tax

Both frameworks follow the principle that a deferred tax liability or asset should be recognized for all temporary differences. IFRS requires entities to measure deferred tax balances on the basis of tax rates that are expected to apply in the period they are settled (realized), which are enacted or substantively enacted by the balance sheet date. Under U.S. GAAP, deferred taxation is provided on all temporary differences between the tax and book bases of assets and liabilities using enacted tax rate at the reporting date; the effects of future changes in tax laws or rates are not anticipated.

Under IFRS, deferred tax is recognized on intra-group transfers of assets and liabilities, including transfers of intellectual property assets. Under U.S. GAAP, the recognition of deferred tax on such transactions is not permitted.

Uncertain Tax Positions

U.S. GAAP requires entities to utilize a two-step process to recognize and measure uncertain tax positions. Tax benefits arising from uncertain tax positions can be recognized only if it is more likely than not that the position is sustainable on its technical merits. IFRS does not specifically address the accounting for uncertain tax positions.

Employee Share Compensation

Under IFRS, all of Cadbury’s employee share awards are considered equity settled and hence Cadbury did not recognize a liability within the balance sheet for such arrangements. The income statement charge recorded under IFRS is based upon the grant date fair value of the share awards. Under U.S. GAAP, certain plans which contain inflation-indexed earnings growth performance conditions would be accounted for under the liability method, which would require a liability to be recorded on the balance sheet over the vesting period. In addition, the fair value of each liability-classified award must be remeasured at each reporting date until vesting, whereas for equity-settled employee share awards the charge is calculated with reference to the grant date fair value.

For U.S. GAAP, deferred tax assets for share awards are recorded based on the recorded compensation expense. Under IFRS, deferred tax assets are adjusted to recognize the movement in the intrinsic value of the share awards.

Employee Pension Benefits

Both frameworks require the cost of providing retirement benefits to be recognized on a systematic and rational basis over the period during which employees provide services to the entity. However, with respect to defined benefit plans, IFRS methodology generally provides for more immediate recognition of gains and losses arising from changes in actuarial measurement of obligations, as well as from changes in the market value of plan assets.

Upon the adoption of IFRS, Cadbury elected to recognize all cumulative actuarial gains and losses through equity at the date of transition. U.S. GAAP does not permit this option to recognize all cumulative actuarial gains or losses, and therefore, at the date of transition and in future periods, this difference in timing causes differences between IFRS and U.S. GAAP. Under IFRS, all future actuarial gains and losses are also recognized in full outside the income statement in retained earnings and presented in the statement of recognized income and expense. U.S. GAAP does not permit recognition of all actuarial gains and losses in a statement other than the primary income statement.

Exit Activities

Under IFRS, liabilities for employee severance, plant closure and other exit costs may generally be recognized when an entity has formally committed to a plan. U.S. GAAP prohibits the recognition of a liability based solely on an entity’s commitment to a plan. Recognition of a provision for one-time termination benefits requires communication of the details of the plan to the affected employees and most other categories of exit costs are recognized as incurred.

SELLING SHAREHOLDERS

Eligible Holders may, but are not obligated to, sell some or all of their Eligible Shares through the DRS Dealing Facility. The total number of Eligible Shares that may be sold by Eligible Holders who validly accepted the offer on or prior to February 2, 2010 is 36,303. The following table sets forth certain information with respect to these Eligible Holders:

Country of Residence of Eligible Holder	Range of Cadbury Ordinary Shares (including those represented by Cadbury ADSs) for which Eligible Holders Accepted the Offer as of February 2, 2010	Number of Eligible Holders as of February 2, 2010	Total Number of Cadbury Ordinary Shares (including those represented by Cadbury ADSs) for which these Eligible Holders Accepted the Offer as of February 2, 2010	Number of Eligible Shares Received by these Eligible Holders
Australia	1-100	5	145	25
	101-1,000	10	5,005	969
	1,001-5,000	11	26,513	5,110
	5,000+	4	70,346	16,627
	Total	30	102,009	22,731

Canada	1-100	0	0	0
	101-1,000	0	0	0
	1,001-5,000	0	0	0
	5,000+	1	30,280	6,136
	Total	1	30,280	6,136

New Zealand	1-100	0	0	0
	101-1,000	6	3,680	695
	1,001-5,000	4	11,071	2,073
	5,000+	0	0	0
	Total	10	14,751	2,768

Country of Residence of Eligible Holder	Range of Cadbury Ordinary Shares (including those represented by Cadbury ADSs) for which Eligible Holders Accepted the Offer as of February 2, 2010	Number of Eligible Holders as of February 2, 2010	Total Number of Cadbury Ordinary Shares (including those represented by Cadbury ADSs) for which these Eligible Holders Accepted the Offer as of February 2, 2010	Number of Eligible Shares Received by these Eligible Holders
South Africa	1-100	0	0	0
	101-1,000	1	753	141
	1,001-5,000	0	0	0
	5,000+	0	0	0
	Total	1	753	141

Switzerland	1-100	0	0	0
	101-1,000	1	265	53
	1,001-5,000	2	5,133	961
	5,000+	0	0	0
	Total	3	5,398	1,014

United States	1-100	4	183	32
	101-1,000	7	2,281	423
	1,001-5,000	7	15,585	3,058
	5,000+	0	0	0
	Total	18	18,049	3,513

Total	1-100	9	328	57
	101-1,000	25	11,984	2,281
	1,001-5,000	24	58,302	11,202
	5,000+	5	100,626	22,763
	Total	63	171,240	36,303

PLAN OF DISTRIBUTION

Wells Fargo will act exclusively as agent to sell Eligible Shares through the DRS Dealing Facility. Wells Fargo may choose to use a broker, which may be an affiliated broker, to facilitate such sales.

The timing of transactions and the frequency of transaction intervals will be subject solely to the control of Wells Fargo. Wells Fargo will effect all transactions in connection with the DRS Dealing Facility in the open market on the floor of the NYSE in the ordinary course of its business. The DRS Dealing Facility will not involve any special selling efforts or selling methods. In connection with the foregoing, Wells Fargo will effect brokers’ transactions solely as agent on an unsolicited basis, including transactions permitted by Rule 144(g)(2) under the Securities Act of 1933, as amended. Wells Fargo may also cross, solely on an agency basis, unsolicited purchase instructions in shares submitted by their customers with sale instructions received by Wells Fargo as would be permitted by Rule 101(b)(5) of Regulation M under the Exchange Act. All such crossing transactions will be effected by Wells Fargo on the floor of the NYSE, and Wells Fargo will not conduct negotiations off the floor of the NYSE with respect to such transactions.

Selling Eligible Holders are not guaranteed any minimum sale price or limited to any maximum sale price for Eligible Shares sold under the DRS Dealing Facility. The sale price of Eligible Shares sold through the DRS Dealing Facility will depend on market demand at the time any such shares are sold.

We will pay for all expenses and Wells Fargo’s commissions in connection with the DRS Dealing Facility. Wells Fargo’s commissions will not exceed customary brokerage commissions on similar transactions.

VALIDITY OF THE COMMON STOCK

The validity of the shares of common stock offered hereby will be passed upon by Hunton & Williams LLP.

PROSPECTUS

Kraft Foods Inc.

Class A Common Stock

Debt Securities

This prospectus contains a general description of the debt securities and shares of Class A common stock, which we refer to as “common stock” that Kraft Foods Inc. may offer for sale from time to time in one or more offerings. We will describe the specific terms of the securities that we offer, and the specific manner in which we may offer the securities, in one or more supplements to this prospectus at the time of each offering. We may sell these securities on a continuous or delayed basis directly to investors or through underwriters, dealers or agents, or through a combination of these methods. One or more selling security holders may use this prospectus in connection with resales of shares of common stock or debt securities. If any offering involves underwriters, dealers or agents, we will describe our arrangements with them in the prospectus supplement that relates to that offering. This prospectus may not be used to offer and sell these securities unless accompanied by a prospectus supplement. A prospectus supplement may add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement, as well as the documents incorporated and deemed to be incorporated by reference in this prospectus, carefully before you invest.

Our principal executive offices are located at Kraft Foods Inc., Three Lakes Drive, Northfield, Illinois 60093 and our telephone number is (847) 646-2000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 12, 2010

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement or in any related free writing prospectus. We have not authorized any other person to provide you with different information with respect to this offering. This document may only be used where it is legal to sell these securities. You should only assume that the information in this prospectus or in any prospectus supplement is accurate as of the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of these securities in any state where the offer is not permitted.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended. By using an automatic shelf registration statement, we may, at any time and from time to time, sell securities under this prospectus in one or more offerings in an unlimited amount. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. Therefore, if there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement.

To understand the terms of our securities, you should carefully read this document and the applicable prospectus supplement. Together they give the specific terms of the securities we are offering. You should also read the documents we have referred you to under “Where You Can Find More Information” below for information on our company and our financial statements. The registration statement and exhibits can be read at the SEC’s website or at the SEC as described under “Where You Can Find More Information.”

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “Kraft Foods,” the “Company,” “we,” “us,” and “our” refer to Kraft Foods Inc. and its subsidiaries.

ABOUT THE COMPANY

We manufacture packaged food products, including snacks, beverages, cheese, convenient meals and various packaged grocery products, and market such products to consumers in approximately 160 countries.

We are a Virginia corporation with principal executive officers at Three Lakes Drive, Northfield, IL 60093. Our telephone number is (847) 646-2000 and our Internet website is www.kraftfoodscompany.com. Except for the documents incorporated by reference in this prospectus as described under the “Incorporation by Reference” heading, the information and other content contained on our website are not incorporated by reference in this prospectus, and you should not consider them to be a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information filed with the SEC at the SEC’s public reference room:

Public Reference Room

100 F Street NE

Room 1024

Washington, D.C. 20549

For information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. Our filings are also available to the public through the website maintained by the SEC at www.sec.gov or from commercial document retrieval services. Our filings are also available on our website at www.kraftfoodscompany.com. In addition, Kraft Foods common stock is listed on the New York Stock Exchange (the “NYSE”) and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. You are encouraged to read the materials that we file with the SEC, which disclose important information about us. This information includes any filing we have made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate information into this prospectus “by reference,” which means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about Kraft Foods and its financial condition, business and results.

We are incorporating by reference Kraft Foods’ filings listed below and any additional documents that we may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date we file this prospectus and prior to the termination of any offering; except we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless specifically noted below or in a prospectus supplement,:

•

our Annual Report on Form 10-K for the year ended December 31, 2008 (including the portions of our proxy statement for our 2009 annual meeting of shareholders incorporated by reference therein) and our Current Report on Form 8-K filed with the SEC on November 3, 2009 (as to Items 8.01 and 9.01), which updates the financial information in our Annual Report on Form 10-K;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009;

•

our Current Reports on Form 8-K filed with the SEC on January 15, 2009, January 20, 2009, February 2, 2009, February 26, 2009, March 4, 2009, March 18, 2009, March 26, 2009 (Item 8.01 information only), May 7, 2009, May 21, 2009, June 22, 2009, July 31, 2009, September 8, 2009 (as to Item 5.02), September 8, 2009 (Item 8.01 information only), October 6, 2009, November 9, 2009 (as to Items 1.01 and 2.03), November 9, 2009 (Item 8.01 information only), December 1, 2009, December 4, 2009 (Item 8.01 information only), December 22, 2009, January 6, 2010, January 20, 2010 (Item 1.01 and 2.03 information only), February 1, 2010, February 3, 2010 (as to Items 2.01 and 9.01), and February 8, 2010; and

•

our Current Report on Form 8-K filed with the SEC on February 3, 2010 and which includes (i) the section entitled “Item 3: Key Information—Risk Factors” contained in Cadbury’s Annual Report on Form 20-F for the year ended December 31, 2008, (ii) the restated audited financial statements of Cadbury for the year ended December 31, 2008 and (iii) the unaudited financial data of Cadbury for the period ended June 30, 2009.

You may obtain a free copy of these filings from us by telephoning or writing to us at the following address and telephone number:

Kraft Foods Inc.

Three Lakes Drive

Northfield, IL 60093

Attention: Office of the Corporate Secretary

Telephone: (847) 646-2000

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT, OR TO WHICH WE HAVE REFERRED YOU, IN MAKING YOUR DECISIONS WHETHER TO INVEST IN THE SECURITIES. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM THAT CONTAINED IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. THIS PROSPECTUS IS DATED FEBRUARY 12, 2010. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS ANY DATE OTHER THAN THAT DATE, UNLESS WE OTHERWISE NOTE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some of the information included in this prospectus and the documents we have incorporated by reference contain forward-looking statements. You can identify these forward-looking statements by use of such words as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets,” and other words of similar meaning. You can also identify them by the fact they do not relate strictly to historical or current facts. We cannot guarantee that any forward-looking statement will be realized, although we believe that we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties, and the possibility of inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated, or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in our securities. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we identify from time to time important factors that could cause actual results and outcomes to differ materially from those contained in any forward-looking statement made by us or on our behalf. These factors include the ones discussed under “Risk Factors” in our filings with the SEC incorporated by reference. It is not possible to predict or identify all risk factors. Any forward-looking statements are made as of the date of the document in which they appear. We do not undertake to update any forward-looking statement that we may make from time to time.

USE OF PROCEEDS

Unless we otherwise state in the applicable prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. General corporate purposes may include repayment of debt, additions to working capital, capital expenditures, investments in our subsidiaries, possible acquisitions and the repurchase, redemption or retirement of securities, including our common shares. The net proceeds may be temporarily invested or applied to repay short-term or revolving debt prior to use.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated. This information should be read in conjunction with the consolidated financial statements and the accompanying notes incorporated by reference in this prospectus.

	Nine Months Ended September 30, 2009	Years Ended December 31,
		2008	2007	2006	2005	2004
Ratios of earnings to fixed charges	4.1x	2.8x	5.2x	6.1x	5.8x	5.5x

Earnings available for fixed charges represent earnings before income taxes, minority interest and cumulative effect of accounting change and fixed charges excluding capitalized interest, net of amortization, reduced by undistributed earnings of our less than 50% owned affiliates. Fixed charges represent interest expense, amortization of debt discount and expenses, capitalized interest, plus that portion of rental expense deemed to be the equivalent of interest. Interest expense excludes interest related to uncertain tax positions which has been included in the provision for income taxes.

DESCRIPTION OF DEBT SECURITIES

The debt securities covered by this prospectus will be our direct unsecured obligations. The debt securities will be issued in one or more series under an indenture dated as of October 17, 2001 between us and The Bank of New York (as successor to The Chase Manhattan Bank), as trustee.

This prospectus briefly describes the material indenture provisions. Those descriptions are qualified in all respects by reference to the actual text of the indenture. For your reference, in the summary that follows, we have included references to section numbers of the indenture so that you can more easily locate these provisions.

The material financial, legal and other terms particular to debt securities of each series will be described in the prospectus supplement relating to the debt securities of that series. The prospectus supplement relating to the debt securities of the series will be attached to the front of this prospectus. The following briefly summarizes the material provisions of the indenture and the debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of debt securities being offered. You should read the more detailed provisions of the indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of a series of debt securities, which will be described in more detail in the applicable prospectus supplement.

Prospective purchasers of debt securities should be aware that special United States federal income tax, accounting and other considerations not addressed in this prospectus may be applicable to instruments such as the debt securities. The prospectus supplement relating to an issue of debt securities will describe these considerations, if they apply.

Capitalized terms used below are defined under “Defined Terms.”

General

The debt securities will rank equally with all of our other unsecured and unsubordinated debt. The indenture does not limit the amount of debt we may issue under the indenture and provides that additional debt securities may be issued up to the aggregate principal amount authorized by a board resolution. We may issue the debt securities from time to time in one or more series with the same or various maturities, at par, at a discount or at a premium. The prospectus supplement relating to any debt securities being offered will include specific terms relating to the offering, including the particular amount, price and other terms of those debt securities. These terms will include some or all of the following:

•	the title of the debt securities;

•	any limit upon the aggregate principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable or their manner of determination;

•	if the securities will bear interest:

•	the interest rate or rates;

•	the date or dates from which any interest will accrue;

•	the interest payment dates for the debt securities; and

•	the regular record date for any interest payable on any interest payment date;

•	or, in each case, their method of determination;

•	the place or places where the principal of, and any premium and interest on, the debt securities will be payable;

•

currency or units of two or more currencies in which the debt securities will be denominated and payable, if other than U.S. dollars, and the holders’ rights, if any, to elect payment in a foreign currency or a foreign currency unit other than that in which the debt securities are payable;

•

whether the amounts of payments of principal of, and any premium and interest on, the debt securities are to be determined with reference to an index, formula or other method, and if so, the manner in which such amounts will be determined;

•

whether the debt securities will be issued in whole or in part in the form of global securities and, if so, the depositary and the global exchange agent for the global securities, whether permanent or temporary;

•

whether the debt securities will be issued as registered securities, bearer securities or both, and any restrictions on the exchange of one form of debt securities for another and on the offer, sale and delivery of the debt securities in either form;

•	if the debt securities are issuable in definitive form upon the satisfaction of certain conditions, the form and terms of such conditions;

•	if denominations other than $1,000 or any integral multiple of $1,000, the denominations in which the debt securities will be issued;

•	the period or periods within which, the price or prices at which and the terms on which any of the debt securities may be redeemed, in whole or in part at our option, and any remarketing arrangements;

•

the terms on which we would be required to redeem, repay or purchase debt securities required by any sinking fund, mandatory redemption or similar provision; and the period or periods within which, the price or prices at which and the terms and conditions on which the debt securities will be so redeemed, repaid and purchased in whole or in part;

•

the portion of the principal amount of the debt securities that is payable on the declaration of acceleration of the maturity, if other than their principal amount; these debt securities could include original issue discount, or OID, debt securities or indexed debt securities, which are each described below;

•

any special tax implications of the debt securities, including whether and under what circumstances, if any, we will pay additional amounts under any debt securities held by a person who is not a United States person for tax payments, assessments or other governmental charges and whether we have the option to redeem the debt securities which are affected by the additional amounts instead of paying the additional amounts;

•	any addition to or modification or deletion of any provisions for the satisfaction and discharge of our obligations under the indenture and specific series of debt securities;

•	whether and to what extent the debt securities are subject to defeasance on terms different from those described under the heading “Defeasance”;

•	any trustees, paying agents, transfer agents, registrars, depositaries or similar agents with respect to the debt securities;

•	if the debt securities bear no interest, any dates on which lists of holders of these debt securities must be provided to the trustee;

•	any addition to, or modification or deletion of, any event of default or any covenant specified in the indenture; and

•	any other specific terms of the debt securities.

(Section 301)

We may issue debt securities as original issue discount, or OID, debt securities. OID debt securities bear no interest or bear interest at below-market rates and are sold at a discount below their stated principal amount. If we issue OID debt securities, the prospectus supplement will contain the issue price of the securities and the rate at which and the date from which discount will accrete.

We may also issue indexed debt securities. Payments of principal of, and any premium and interest on, indexed debt securities are determined with reference to the rate of exchange between the currency or currency unit in which the debt security is denominated and any other currency or currency unit specified by us, to the relationship between two or more currencies or currency units, to the price of one or more specified securities or commodities, to one or more securities or commodities exchange indices or other indices or by other similar methods or formulas, all as specified in the prospectus supplement.

We may issue debt securities other than the debt securities described in this prospectus. There is no requirement that any other debt securities that we issue be issued under the indenture. Thus, any other debt securities that we issue may be issued under other indentures or documentation containing provisions different from those included in the indenture or applicable to one or more issues of the debt securities described in this prospectus. (Section 301)

Consolidation, Merger or Sale

We have agreed not to consolidate with or merge into any other corporation or convey or transfer our properties and assets substantially as an entirety to any person, unless:

•	any successor is a corporation organized under the laws of the United States, any state of the United States or the District of Columbia;

•

the successor corporation expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and any premium and interest on, all the debt securities and the performance of every covenant in the indenture that we would otherwise have to perform or observe;

•	immediately after the effective date of the transaction, no event of default has occurred and is continuing under the indenture; and

•

we deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger, conveyance or transfer and the supplemental indenture comply with these provisions.

The successor corporation will assume all our obligations under the indenture as if it were an original party to the indenture. After assuming such obligations, the successor corporation will have all our rights and powers under the indenture.

(Section 801)

Waivers Under the Indenture

Under the indenture, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series, may on behalf of all holders of that series:

•	waive our compliance with certain covenants of the indenture; and

(Section 1009)

•	waive any past default under the indenture, except:

•	a default in the payment of the principal of, or any premium or interest on, any debt securities of the series; and

•	a default under any provision of the indenture which itself cannot be modified without the consent of the holders of each affected debt security of the series.

(Section 513)

Events of Default

When we use the term “Event of Default” in the indenture with respect to a particular series of debt securities, we mean any of the following:

•	we fail to pay interest on any debt security of that series for 30 days after payment was due;

•	we fail to make payment of the principal of, or any premium on, any debt security of that series when due;

•	we fail to make any sinking fund payment when due with respect to debt securities of that series;

•

we fail to perform any other covenant or warranty in the indenture and this failure continues for 90 days after we receive written notice of it from the trustee or holders of 25% in principal amount of the outstanding debt securities of that series;

•	we or a court take certain actions relating to bankruptcy, insolvency or reorganization of our company; or

•	any other event of default that may be specified for the debt securities of the series or in the board resolution with respect to the debt securities of that series.

(Section 501)

The supplemental indenture or the form of security for a particular series of debt securities may include additional Events of Default or changes to the Events of Default described above. The Events of Default applicable to a particular series of debt securities will be discussed in the prospectus supplement relating to such series.

A default with respect to a single series of debt securities under the indenture will not necessarily constitute a default with respect to any other series of debt securities issued under the indenture. A default under our other indebtedness will not be a default under the indenture. The trustee may withhold notice to the holders of debt securities of any default, except for defaults that involve our failure to pay principal or interest, if it determines in good faith that the withholding of notice is in the interest of the holders. (Section 602)

If an Event of Default for any series of debt securities occurs and continues (other than an Event of Default involving our bankruptcy, insolvency or reorganization), either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the affected series may require us upon notice in writing to us, to immediately repay the entire principal (or, in the case of (a) OID debt securities, a lesser amount as provided in those OID debt securities or (b) indexed debt securities, an amount determined by the terms of those indexed debt securities), of all the debt securities of such series together with accrued interest on the debt securities.

If an Event of Default occurs which involves our bankruptcy, insolvency or reorganization, then all unpaid principal amounts (or, if the debt securities are (a) OID debt securities, then the portion of the principal amount that is specified in those OID debt securities or (b) indexed debt securities, then the portion of the principal amount that is determined by the terms of those indexed debt securities) and accrued interest on all debt securities of each series will immediately become due and payable, without any action by the trustee or any holder of debt securities. (Section 502)

Subject to certain conditions, the holders of a majority in principal amount of the outstanding debt securities of a series may rescind a declaration of acceleration if all Events of Default, besides the failure to pay principal or interest due solely because of the declaration of acceleration, have been cured or waived. (Section 502)

Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. The holders of a majority in principal amount outstanding of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

The indenture requires us to file each year with the trustee, an officer’s certificate that states that:

•	the signing officer has supervised a review of the activities and performance under the indenture; and

•	to the best of his or her knowledge, based on the review, we comply with all conditions and covenants of the indenture.

(Section 1005)

A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. New York statutory law provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree. If a court requires a conversion to be made on a date other than a judgment date, the indenture requires us to pay additional amounts necessary to ensure that the amount paid in U.S. dollars to a holder is equal to the amount due in such foreign currency. (Section 516)

Payment and Transfer

We will pay the principal of, and any premium and interest on, fully registered securities at the place or places that we will designate for such purposes. We will make payment to the persons in whose names the debt securities are registered on the close of business on the day or days that we will specify in accordance with the indenture. We will pay the principal of, and any premium on, registered debt securities only against surrender of those debt securities. Any other payments, including payment on any securities issued in bearer form, will be made as set forth in the applicable prospectus supplement. Holders may transfer or exchange fully registered securities at the corporate trust office of the trustee or at any other office or agency, maintained for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 305)

Restrictive Covenants

The indenture includes the following restrictive covenants:

Limitations on Liens

The indenture limits the amount of liens that we or our Subsidiaries may incur or otherwise create in order to secure indebtedness for borrowed money, upon any Principal Facility or any shares of capital stock that any of our Subsidiaries owning any Principal Facility has issued to us or any of our Subsidiaries. If we or any of our Subsidiaries incur such liens, then we will secure the debt securities to the same extent and in the same proportion as the debt that is secured by such liens. This covenant does not apply, however, to any of the following:

•

in the case of a Principal Facility, liens incurred in connection with the issuance by a state or its political subdivision of any securities the interest on which is exempt from United States federal income taxes by virtue of Section 103 of the Internal Revenue Code or any other laws and regulations in effect at the time of such issuance;

•	liens existing on the date of the indenture;

•

liens on property or shares of stock existing at the time we or any of our Subsidiaries acquire such property or shares of stock, including through a merger, share exchange or consolidation, or securing the payment of all or part of the purchase price, construction or improvement of such property incurred prior to, during, or within 180 days after the later of the acquisition, completion of construction or improvement or commencement of full operation of such property or within 180 days after the acquisition of such shares for the purpose of financing all or a portion of such purchase of the property or construction or improvement on it; or

•

liens for the sole purpose of extending, renewing or replacing all or a part of the indebtedness secured by any lien referred to in the previous bullet points or in this bullet point if the extension, removal and replacement is limited to all or a part of the property secured by the original lien.

Notwithstanding the foregoing, we and/or any of our Subsidiaries may incur liens that would otherwise be subject to the restriction described above, without securing debt securities issued under the indenture equally and ratably, if the aggregate value of all outstanding indebtedness secured by the liens and the value of Sale and Leaseback Transactions does not at the time exceed the greater of:

•	10% of our Consolidated Net Tangible Assets; or

•	10% of our Consolidated Capitalization.

At September 30, 2007, our Consolidated Net Tangible Assets were $11.4 billion and our Consolidated Capitalization was $43.3 billion. (Section 1007)

Sale and Leaseback Transactions

A Sale and Leaseback Transaction of any Principal Facility is prohibited, unless within 180 days of the effective date of the arrangement, an amount equal to the greater of the proceeds of the sale or the fair value of the property (“value”) is applied to the retirement of long-term non-subordinated indebtedness for money borrowed with more than one year stated maturity, including our debt securities, except that such sales and leasebacks are permitted to the extent that the “value” thereof plus the other secured debt referred to in the previous paragraph does not exceed the amount stated in the previous paragraph. (Section 1008)

There are no other restrictive covenants in the indenture. The indenture does not require us to maintain any financial ratios, minimum levels of net worth or liquidity or restrict the payment of dividends, the making of other distributions on our capital stock or the redemption or purchase of our capital stock. Moreover, the indenture does not contain any provision requiring us to repurchase or redeem any debt securities or debt warrants or modify the terms thereof or afford the holders thereof any other protection in the event of our change of control, any highly leveraged transaction or any other event involving us that may materially adversely affect our creditworthiness or the value of the debt securities or debt warrants.

Defined Terms

We define “Subsidiaries” as any corporation of which at least a majority of all outstanding stock having ordinary voting power in the election of directors of such corporation is at the time, directly or indirectly, owned by us or by one or more Subsidiaries or by us and one or more Subsidiaries. (Section 101)

We define “Principal Facility” as all real property owned and operated by us or any Subsidiary located within the United States and constituting part of any manufacturing plant or distribution facility, including all attached plumbing, electrical, ventilating, heating, cooling, lighting and other utility systems, ducts and pipes but excluding trade fixtures (unless their removal would cause substantial damage to the manufacturing plant or distribution facility), business machinery, equipment, motorized vehicles, tools, supplies and materials, security systems, cameras, inventory and other personal property and materials. However, no manufacturing plant or distribution facility will be a Principal Facility unless its net book value exceeds 0.25% of Consolidated Capitalization. (Section 1007)

We define a “Sale and Leaseback Transaction” as the sale or transfer of a Principal Facility with the intention of taking back a lease of the property, except a lease for a temporary period of less than 3 years, including renewals, with the intent that the use by us or any Subsidiary will be discontinued on or before the expiration of such period. (Section 1008)

We define “Consolidated Net Tangible Assets” as the excess of all assets over current liabilities appearing on our most recent quarterly or annual consolidated balance sheet, less goodwill and other intangible assets and the minority interests of others in Subsidiaries. (Section 101)

We define “Consolidated Capitalization” as the total of all of the assets appearing on our most recent quarterly or annual consolidated balance sheet, less:

•

current liabilities, including liabilities for indebtedness maturing more than 12 months from the date of the original creation thereof, but maturing within 12 months from the date of our most recent quarterly or annual consolidated balance sheet; and

•	deferred income tax liabilities reflected in such consolidated balance sheet.

(Section 101)

Global Securities

We may issue the securities in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement.

We may issue the global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depositary arrangement with respect to a series of securities in the applicable prospectus supplement. We anticipate that the following provisions will apply to all depositary arrangements.

Once a global security is issued, the depositary will credit on its book-entry system the respective principal amounts of the individual securities represented by that global security to the accounts of institutions that have accounts with the depositary. These institutions are known as participants.

The underwriters for the securities will designate the accounts to be credited. However, if we have offered or sold the securities either directly or through agents, we or the agents will designate the appropriate accounts to be credited.

Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary’s participants or persons that may hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of securities. Those laws may limit the market for beneficial interests in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner or holder of the securities represented by the global security for all purposes under the indenture. Except as provided in the applicable prospectus supplement, owners of beneficial interests in a global security:

•	will not be entitled to have securities represented by global securities registered in their names;

•	will not receive or be entitled to receive physical delivery of securities in definitive form; and

•	will not be considered owners or holders of these securities under the indenture.

Payments of principal of, and any premium and interest on, the individual securities registered in the name of the depositary or its nominee will be made to the depositary or its nominee as the registered owner of that global security.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests of a global security, or for maintaining, supervising or reviewing any records relating to beneficial ownership interests and each of us and the trustee may act or refrain from acting without liability on any information provided by the depositary.

We expect that the depositary, after receiving any payment of principal of, and any premium and interest on, a global security, will immediately credit the accounts of the participants with payments in amounts proportionate to their respective holdings in principal amount of beneficial interest in a global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a global security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

Debt securities represented by a global security will be exchangeable for debt securities in definitive form of like tenor in authorized denominations only if:

•	the depositary notifies us that it is unwilling or unable to continue as the depositary and a successor depositary is not appointed by us within 90 days;

•	we deliver to the trustee for securities of such series in registered form a company order stating that the securities of such series shall be exchangeable; or

•	an Event of Default has occurred and is continuing with respect to securities of such series.

Unless and until a global security is exchanged in whole or in part for debt securities in definitive certificated form, it may not be transferred or exchanged except as a whole by the depositary.

You may transfer or exchange certificated securities at any office that we maintain for this purpose in accordance with the terms of the indenture. We will not charge a service fee for any transfer or exchange of certificated securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge that we are required to pay in connection with a transfer or exchange. (Section 305)

Registration of Transfer

You may effect the transfer of certificated securities and the right to receive the principal of, and any premium and interest on, certificated securities only by surrendering the certificate representing those certificated securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

We are not required to:

•

issue, register, transfer or exchange securities of any series during a period beginning at the opening of business 15 days before the day we transmit a notice of redemption of the securities of the series selected for redemption and ending at the close of business on the day of the transmission;

•	register, transfer or exchange any security so selected for redemption in whole or in part, except the unredeemed portion of any security being redeemed in part; or

•	exchange any bearer securities selected for redemption except if a bearer security is exchanged for a registered security of the same tenor that is simultaneously surrendered for redemption.

(Section 305)

Exchange

At your option, you may exchange your registered debt securities of any series, except a global security, for an equal principal amount of other registered debt securities of the same series having authorized denominations upon surrender to our designated agent.

We may at any time exchange debt securities issued as one or more global securities for an equal principal amount of debt securities of the same series in definitive registered form. In this case, we will deliver to the holders new debt securities in definitive registered form in the same aggregate principal amount as the global securities being exchanged.

The depositary of the global securities may also decide at any time to surrender one or more global securities in exchange for debt securities of the same series in definitive registered form, in which case we will deliver the new debt securities in definitive form to the persons specified by the depositary, in an aggregate principal amount equal to, and in exchange for, each person’s beneficial interest in the global securities.

Notwithstanding the above, we will not be required to exchange any debt securities if, as a result of the exchange, we would suffer adverse consequences under any United States law or regulation. (Section 305)

Defeasance

Unless otherwise specified in the prospectus supplement, we can terminate all of our obligations under the indenture with respect to the debt securities, other than the obligation to pay the principal of, and any premium and interest on, the debt securities and certain other obligations, at any time by:

•	depositing money or United States government obligations with the trustee in an amount sufficient to pay the principal of, and any premium and interest on, the debt securities to their maturity; and

•

complying with certain other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of our defeasance.

In addition, unless otherwise specified in the prospectus supplement, we can terminate all of our obligations under the indenture with respect to the debt securities, with minor exceptions, including the obligation to pay the principal of, and any premium and interest on, the debt securities, at any time by:

•

depositing money or United States government obligations with the trustee in an amount sufficient to pay the principal of, and the interest and any premium on, the debt securities to their maturity; and

•

complying with certain other conditions, including delivery to the trustee of an opinion of counsel stating that there has been a ruling by the Internal Revenue Service, or a change in the United States federal tax law since the date of the indenture, to the effect that holders of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of our defeasance.

(Sections 402-404)

Payments of Unclaimed Moneys

Moneys deposited with the trustee or any paying agent for the payment of principal of, or any premium and interest on, any debt securities that remain unclaimed for two years will be repaid to us at our request, unless the law requires otherwise. If this happens and you want to claim these moneys, you must look to us and not to the trustee or paying agent. (Section 409)

Supplemental Indentures Not Requiring Consent of Holders

Without the consent of any holders of debt securities, we and the trustee may supplement the indenture, among other things, to:

•	pledge property to the trustee as security for the debt securities;

•	reflect that another entity has succeeded us and assumed the covenants and obligations of us under the debt securities and the indenture;

•

cure any ambiguity or inconsistency in the indenture or in the debt securities or make any other provisions necessary or desirable, as long as the interests of the holders of the debt securities are not adversely affected in any material respect;

•	issue and establish the form and terms of any series of debt securities as provided in the indenture;

•

add to our covenants further covenants for the benefit of the holders of debt securities, and if the covenants are for the benefit of less than all series of debt securities, stating which series are entitled to benefit;

•	add any additional event of default and if the new event of default applies to fewer than all series of debt securities, stating to which series it applies;

•	change the trustee or provide for an additional trustee;

•	provide additional provisions for bearer debt securities so long as the action does not adversely affect the interests of holders of any debt securities in any material respect; or

•	modify the indenture in order to continue its qualification under the Trustee Indenture Act of 1939 or as may be necessary or desirable in accordance with amendments to that Act.

(Section 901)

Supplemental Indentures Requiring Consent of Holders

With the consent of the holders of a majority in principal amount of each series of the debt securities that would be affected by a modification of the indenture, the indenture permits us and the trustee to supplement the indenture or modify in any way the terms of the indenture or the rights of the holders of the debt securities of such series. However, without the consent of each holder of all of the debt securities affected by that modification, we and the trustee may not:

•	modify the maturity date of, or reduce the principal of, or premium on, or change the stated final maturity of, any debt security;

•	reduce the rate of or change the time for payment of interest on any debt security or, in the case of OID debt securities, reduce the rate of accretion of the OID;

•	change any of our obligations to pay additional amounts under the indenture;

•	reduce or alter the method of computation of any amount payable upon redemption, repayment or purchase of any debt security by us, or the time when the redemption, repayment or purchase may be made;

•	make the principal or interest on any debt security payable in a currency other than that stated in the debt security or change the place of payment;

•

reduce the amount of principal due on an OID debt security upon acceleration of maturity or provable in bankruptcy or reduce the amount payable under the terms of an indexed debt security upon acceleration of maturity or provable in bankruptcy;

•	impair any right of repayment or purchase at the option of any holder of debt securities;

•

reduce the right of any holder of debt securities to receive or sue for payment of the principal or interest on a debt security that would be due and payable at the maturity thereof or upon redemption; or

•	reduce the percentage in principal amount of the outstanding debt securities of any series required to supplement the indenture or to waive any of its provisions.

(Section 902)

A supplemental indenture that modifies or eliminates a provision intended to benefit the holders of one series of debt securities will not affect the rights under the indenture of holders of other series of debt securities.

Redemption

The specific terms of any redemption of a series of debt securities will be contained in the prospectus supplement for that series. Generally, we must send notice of redemption to the holders at least 30 days but not more than 60 days prior to the redemption date. The notice will specify:

•	the principal amount being redeemed;

•	the redemption date;

•	the redemption price;

•	the place or places of payment;

•	the CUSIP number of the debt securities being redeemed;

•	whether the redemption is pursuant to a sinking fund;

•	that on the redemption date, interest, or, in the case of OID debt securities, original issue discount, will cease to accrue; and

•

if bearer debt securities are being redeemed, that those bearer debt securities must be accompanied by all coupons maturing after the redemption date or the amount of the missing coupons will be deducted from the redemption price, or indemnity must be furnished, and whether those bearer debt securities may be exchanged for registered debt securities not being redeemed.

(Section 1104)

On or before any redemption date, we will deposit an amount of money with the trustee or with a paying agent sufficient to pay the redemption price. (Section 1105)

If less than all the debt securities are being redeemed, the trustee shall select the debt securities to be redeemed using a method it considers fair. (Section 1103) After the redemption date, holders of debt securities which were redeemed will have no rights with respect to the debt securities except the right to receive the redemption price and any unpaid interest to the redemption date. (Section 1106)

Concerning the Trustee

The Bank of New York (as successor to The Chase Manhattan Bank) is the trustee under the indenture. The Bank of New York has performed and will perform other services for us and certain of our subsidiaries in the normal course of its business.

Governing Law

The laws of the State of New York govern the indenture and will govern the debt securities. (Section 112)

DESCRIPTION OF COMMON STOCK

Kraft Foods is authorized to issue 3,000,000,000 shares of Class A common stock, without par value and 2,000,000,000 shares of Class B common stock, without par value, and 500,000,000 shares of preferred stock, without par value. As of February 4, 2010, there were 1,479,372,836 shares of Kraft Foods Class A common stock outstanding, and held of record by 80,898 shareholders, and no shares of Kraft Foods Class B common stock or preferred stock outstanding and we do not intend to issue any such shares. As of February 4, 2010, there were 145,304,250 shares of Kraft Foods Class A common stock reserved for outstanding stock options and other stock awards.

The principal stock exchange on which our common stock is listed is the New York Stock Exchange under the symbol “KFT.” All outstanding shares of Kraft Foods common stock are validly issued, fully paid and nonassessable.

Our articles of incorporation, as amended, specify different rights for holders of Kraft Foods Class A common stock and Class B common stock with regard to dividends, liquidation, and corporate reorganization. However, all outstanding shares of Kraft Foods Class B common stock were converted to Kraft Class A common stock immediately prior to the Kraft Foods spin-off from Altria Group, Inc. Therefore, all information presented in this prospectus concerning the rights, preferences, qualifications, limitations or restrictions of our common stock relates to Kraft Foods Class A common stock only.

The following description of the terms of the Kraft Foods common stock is not complete and is qualified in its entirety by reference to our articles of incorporation, as amended, and our amended and restated by-laws. To find out where copies of these documents can be obtained, please see the section of this prospectus entitled “Where You Can Find More Information.”

Distribution

Subject to the preferences applicable to any shares of Kraft Foods preferred stock outstanding at any time, holders of our common stock are entitled to receive dividends when and as declared by our board of directors from funds legally available therefore and are entitled, in the event of a liquidation, to share ratably in all assets remaining paid after payment of liquidation.

Other Rights

The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Anti-Takeover Provisions of the Articles of Incorporation and By-Laws

Various provisions contained in our articles of incorporation, as amended, and amended and restated by-laws could delay or discourage some transactions involving an actual or potential change in control of Kraft Foods or its management and may limit the ability of Kraft Foods shareholders to remove current management or approve transactions that our shareholders may deem to be in their best interests. These provisions:

•	authorize our board of directors to establish one or more series or classes of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	do not authorize cumulative voting;

•

provide that only the board of directors and the chairman of the board of directors may call a special meeting of the shareholders, except that the board of directors must call a special meeting upon the request from at least 20% of the combined voting power of the outstanding shares of all classes of our capital stock;

•	provide an advanced written notice procedure with respect to shareholder proposals and shareholder nomination of candidates for election as directors; and

•

allow our directors, and not our shareholders, to fill any vacancies on its board of directors, including vacancies resulting from amending the by-laws to increase the number of directors by 30% or less.

Transfer Agent

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A.

PLAN OF DISTRIBUTION

We may sell the securities offered pursuant to this prospectus in any of the following ways:

•	directly to one or more purchasers;

•	through agents;

•	through underwriters, brokers or dealers; or

•	through a combination of any of these methods of sale.

We will identify the specific plan of distribution, including any underwriters, brokers, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

In addition, to the extent this prospectus is used by any selling security holder to resell any common stock or debt securities, information with respect to the selling security holder and the plan of distribution will be contained in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Exchange Act that are incorporated by reference.

EXPERTS

Kraft Foods’ financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Current Report on Form 8-K, dated November 3, 2009 and the financial statement schedule incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Cadbury plc as of and for the years ended December 31, 2008, 2007 and 2006, incorporated by reference in this prospectus, and the effectiveness of Cadbury’s internal control over financial reporting as at December 31, 2008 have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports which are incorporated by reference from Kraft Food’s Current Report on Form 8-K, filed with the SEC on February 3, 2010, (which reports (i) express an unqualified opinion and include an explanatory paragraph that the financial statements and the related notes have been retrospectively restated for the adoption of the revised IAS 1 Presentation of Financial Statements in 2009, the change in the composition of the Cadbury’s reportable segments implemented in 2009 and the misclassification between cash and cash equivalents and short-term investments, as discussed in Note 1 to the consolidated financial statements, and (ii) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

VALIDITY OF THE SECURITIES

Gibson, Dunn & Crutcher LLP will pass upon the validity of the debt securities and Hunton & Williams LLP will pass upon the validity of the shares of common stock.

36,303 Shares

Kraft Foods Inc.

Common Stock